RECEIVED

2008 SEP -9 A 8:22

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

[redacted]

08004778

1 Sept 2008

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

PROCESSED
SEP 10 2008
THOMSON REUTERS

Helen Skelton
Company Secretary's Office

9/9

Bradford & Bingley plc is authorised and regulated by the Financial Services Authority (FSA reg. no. 106126).
FSA does not regulate non-regulated mortgage contracts, credit cards, unsecured personal loans or savings. Calls may be monitored or recorded.
Registered Office: PO Box 88, Croft Road, Crossflatts, Bingley, West Yorkshire, BD16 2UA. Registered in England No. 3938288. VAT registration number 287371034.
F0427 (02/2007)

RECEIVED
2008 SEP -9 A 8:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 29 August 2008 that Lloyds TSB Group Plc have a notifiable interest in 4.23% of the total voting rights in Bradford & Bingley plc (61,156,629 shares) following transactions undertaken on 28 August 2008. The full names of the underlying shareholders subject to the notification are

Perry Nominees Ltd	18,334 shares
Boltro Nominees Ltd	96,932 shares
Ward Nominees Ltd	5,015 shares
Lloyds Bank (Pep) Nominees Ltd	319,499 shares
State Street Nominees Ltd	7,015,366 shares
Lloyds TSB Bank Plc	53,701,483 shares

29 August 2008

END

RECEIVED
2008 SEP -9 A 8:42

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 29 August 2008 that Barclays plc have a notifiable interest in 6.94% of the total voting rights in Bradford & Bingley plc (100,261,517 shares) following transactions undertaken on 29 August 2008. The full names of the underlying shareholders subject to the notification are

Barclays Bank PLC
Barclays Bank Trust Company Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank and Trust Ltd
Barclays Private Bank Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Ltd

29 August 2008

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 29 August 2008 that HBOS plc have a notifiable interest in 6.774% of the total voting rights in Bradford & Bingley plc (97,906,929 shares) following transactions undertaken on 28 August 2008. The full names of the underlying shareholders subject to the notification are HBOS plc (Direct interest in 53,701,483 shares (3.716%)) and Insight Investment Management (Global) Limited (Indirect interest in 43,468,215 shares (3.008%))

29 August 2008

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 29 August 2008 that Citigroup Global Markets UK Equity Limited have a notifiable interest in 6.50% of the total voting rights in Bradford & Bingley plc (93,958,838 shares) following transactions undertaken on 28 August 2008.

29 August 2008

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 29 August 2008 that The Royal Bank of Scotland Group Plc have a notifiable interest in 3.73% of the total voting rights in Bradford & Bingley plc (53,934,836 shares) following transactions undertaken on 22 August 2008. The full names of the underlying shareholders subject to the notification are

The Royal Bank of Scotland group plc	(3.73%)
RFS Holdings N.V.	(3.73%)
ABN AMRO Holding N.V.	(3.73%)
ABN AMRO Bank N.V.	(3.73%)
ABN AMRO Holdings (UK) Ltd	(3.73%)
ABN AMRO Hoare Govett Ltd	(3.73%)
ABN AMRO Equities Holdings (UK) Ltd	(3.73%)
ABN AMRO Investment Holdings Ltd	(3.73%)
RBS Hoare Govett Ltd	(3.73%)

29 August 2008

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 27 August 2008 that Standard Life Investments Ltd have a notifiable interest in 9.607% of the total voting rights in Bradford & Bingley plc (138,858,473 shares) following transactions undertaken on 22 August 2008. The full name of the underlying shareholder subject to the notification is:

Vidacos Nominees

29 August 2008

END

RECEIVED
2008 SEP -9 A 8:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bradford & Bingley

Interim Financial Report

For the 6 months ended 30 June 2008

29 August 2008

The financial information in this document is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures included in this document for the financial year ended 31 December 2007 are not Bradford & Bingley plc's statutory accounts for that financial year. Those accounts have been reported on by Bradford & Bingley plc's auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. This document may contain forward-looking statements with respect to certain plans and current goals and expectations relating to the future financial conditions, business performance and results of Bradford & Bingley plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Bradford & Bingley plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Bradford & Bingley plc and its affiliates operate. As a result, Bradford & Bingley plc's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements.

Interim Financial Report for the 6 months ended 30 June 2008

Commenting on the results, Rod Kent, Chairman, said:

"In the light of the turbulence in the banking and housing sectors, the first six months of this year have been very challenging for B&B. Although we clearly signalled this at our announcement on 2nd June, the results for the half year are, of course, disappointing.

The Board's priority has been to ensure that we can continue to fund our business safely and we have achieved this. With a strong capital base following our rights issue, our new Chief Executive, Richard Pym, will review our plans for the business to enable us to continue to operate effectively in these economic conditions."

Key Points

- Completion of £400m Rights Issue; Bradford & Bingley is one of the best capitalised banks in the UK.

- New Chief Executive appointed. Richard Pym started on 18 August.

- Funding:
  - continue to fund business successfully
  - continued importance of Retail deposit
  - prudent levels of liquidity.

- Slowing growth of mortgage balances.

- Underlying profit before tax of £70.2m.

- Statutory loss before tax of £26.7m, mainly reflecting losses on Treasury assets.

- Group net interest margin down to 0.98%, as previously indicated.

- Arrears levels continue to rise, as expected. Arrears on organic loans considerably lower than arrears on acquired loans.

- Outlook for second half:
  - Board continues to be cautious on the economy and trading
  - Trends in arrears and net interest margin expected to continue
  - Reduction in mortgage balances planned
  - Currently working with GMAC-RFC to renegotiate our contract
  - Review of cost reductions underway
  - Continue to build our strong franchise in the savings and buy-to-let markets
  - New Chief Executive to set out plans for the business in the autumn.

Background and recent progress

As background to these results, at the beginning of June when Steven Crawshaw stepped down as Chief Executive due to ill health and we issued a Trading Statement, the Board established four specific short-term priorities:

- to find a new Chief Executive;
- to undertake a review of the quality of management information;
- to improve the speed of reaction to such management information; and
- to complete the Rights Issue.

Progress has been made on all four objectives:

- On 18 August the Board was delighted to announce the immediate appointment of Richard Pym as the new Chief Executive. He has highly relevant experience and is ideal for the role.
- PwC were appointed in June to conduct a review of our management information systems and quality of reporting. Their report showed that the accuracy and reliability of our management information were not an issue, but the speed at which the information was disseminated, interpreted and included in internal forecasting was too slow.
- Key information is now being disseminated much more rapidly to senior management on a daily and weekly basis. The Board now receives flash reports on the previous month's trading within 10 working days. PwC continue to help us to improve our forecasting systems and models.
- The Rights Issue has now been completed and monies received by the Company.

Profit and earnings per share

Underlying profit before tax was £70.2m (1H 2007: £181.3m). Underlying earnings per share were 8.5p (1H 2007: 20.5p). As previously announced, the Board has approved an amount of £43.4m, currently equivalent to 3.0p per share which will be paid in shares as a scrip interim dividend.

In order to provide a clear understanding of the ongoing performance of the Group, we report on underlying profits which exclude certain items resulting from strategic decisions, material one-off items, hedge ineffectiveness or movements in fair value. Items excluded from underlying profit in the first half of the year include an impairment charge in the structured investment portfolio of £64.8m, realised losses on sale of structured investments of £27.2m, a hedge ineffectiveness gain of £8.7m and other fair value charges on treasury instruments of £63.0m. Also excluded were the gains on the repurchase of debt of £29.4m and the release in April of £20.0m of provision previously provided for compensation costs for misselling of investments and endowments.

Statutory loss before tax was £26.7m (1H 2007: £180.4m profit). Statutory loss per share was 2.8p (1H 2007: earnings per share 20.4p). These items are explained on pages 9 and 10 and a reconciliation of statutory to underlying profit is provided on pages 11 and 12.

Income

The Group's net interest income reduced by 9% to £246.7m (1H 2007: £271.2m). Adjusting for the disposal of the majority of our commercial loan book and Housing Association loan portfolio in the second half of 2007, net interest income was broadly flat year-on-year, with lower interest margins offset by the growth in our residential lending book.

In line with previous guidance, the Group's net interest margin declined by 12 basis points to 0.98% (FY 2007: 1.10%). The margin decline was the result of three factors. Firstly, there was a lag in recovering higher funding costs through new business pricing as the effect of repricing liabilities is felt more quickly than the repricing of assets. Secondly, the rate of mortgage redemptions slowed significantly with the net redemption rate during the first half running at 12.4% (FY 2007: 18.5%). Thirdly, competition for retail savings has intensified in the past year with the result that the cuts in base rate have not been reflected in market pricing of new retail deposits.

Underlying non-interest income reduced as expected during the first half to £41.5m (1H 2007: £55.2m), due to lower income from wealth and investment sales, lower mortgage administration charges and our withdrawal from commercial property lending.

For further information see Notes 3 and 4.

Costs

Underlying costs increased by 3% to £143.4m (1H 2007: £139.8m), with an increase in the underlying cost:income ratio to 49.8% (1H 2007: 42.8%). To support our focus on retail savings, we increased spend on advertising, launching a campaign in June. During the first half of 2008 we reduced the number of mortgage advisers in the branches from 160 to 50, due to lower mortgage volumes, which will benefit underlying costs in the second half.

The Company is currently reviewing further opportunities to reduce the Group's cost base.

For further information see Note 5.

Credit quality and impairment

Arrears have continued to increase as expected reflecting tough economic conditions, and we anticipate this trend will continue throughout the second half. Mortgages 3 months or more in arrears in the organic mortgage book rose to 1.78% (FY 2007: 1.20%). Within our acquired mortgage book the number increased to 5.11% (FY 2007: 3.04%). The total number of cases across the whole mortgage book 3 months or more in arrears was 2.29% (FY 2007: 1.48%). In addition, properties in possession as a proportion of total loans were 0.19% (FY 2007: 0.15%).

The credit impairment charge for the first half of the year was £74.6m (1H 2007: £5.3m). The increase in this charge is due mainly to the growth in mortgages 3 months or more in arrears. Regionally weighted house price deflation of 5% in the first six months accounts for £10m of the charge, and £18m relates to a number of organised mortgage frauds. The impairment provision at 30 June stood at £101.5m (FY 2007: £54.8m) representing 0.25% of residential loans (FY 2007: 0.14%).

We have taken action in the collections area to detect early arrears cases, improve collections processes and increase staffing levels. We have also reduced mortgage acquisitions to the minimum possible under our contracts, and are conducting more intensive due diligence on these portfolios to ensure that purchased loans conform more closely to underwriting standards implicit in mortgages originated by Bradford & Bingley.

Credit criteria have been tightened during the period, including capping the maximum LTV for self-cert to 75% and extending LTV-based pricing on buy-to-let loans. The average loan-to-value across our whole residential lending portfolio adjusted for house price inflation is 60% (1H 2007: 55%) with only 5% of the book above 95% LTV. The average LTV on new lending in the first half was 77% (1H 2007: 74%), reflecting the completion of the loans originated at the end of 2007 and early this year, before the adjustment of lending criteria.

For further information see Notes 11, 12 and 13.

Structured Finance Portfolio

The structured finance portfolio stood at £747m at 30 June, net of fair value adjustments, impairments and embedded derivatives. This compares to £847m at the end of April and £1,126m at the end of December 2007. £223m of this reduction during the first half has come from disposals, of which £68m was made in May and June.

Since the end of June, synthetic CDOs with a value of £22m (net of embedded derivatives) have been sold at a loss on sale of £3m. As a result of these sales, we no longer have any synthetic investments being valued through the Income Statement. Around 60% of the remaining current structured finance portfolio consists of Principal Protected Notes.

We will continue to reduce further our exposure to these assets.

Lending balances

Residential loans outstanding grew by £1.9bn during the first half of the year, with residential balances at £41.3bn (FY 2007: £39.4bn). Our appetite for new lending has slowed during the period, reflecting higher customer retention and continued tightness in term funding markets. Net lending in May and June was a little over half the rate of the previous four months. We have reduced mortgage originations by focusing on higher quality loans and increasing price in line with the market. Mortgage acquisitions have also been scaled back to the minimum. Gross new residential lending fell to £4.4bn from £7.2bn in the first half of last year. Three quarters of this gross lending was originated by Bradford & Bingley with one quarter acquired. Net new lending fell to £1.9bn from £4.5bn a year ago. This represented some 8% of the UK mortgage market compared to our share of outstanding balances of 3.4%. Of this total, £1.7bn (1H 2007: £2.6bn) was originated through intermediaries and direct channels, and £0.2bn (1H 2007: £1.9bn) was acquired, reflecting lower volumes of acquisitions and significantly higher redemption rates on acquired loans than those originated by Bradford & Bingley. Net mortgage redemptions have been running at 12.4% during the first half of the year, compared to 18.5% for FY 2007. The level of redemptions in our organic book was 10% (1H 2007: 16%) compared to 21% (1H 2007: 24%) in the acquired book.

For further information see Note 10.

Mortgage acquisition agreements

We have agreed with Kensington to vary the Forward Sale Agreement originally signed in April 2007. Under the original agreement, 12 portfolios have been acquired with an aggregate value of £850m and there was a commitment to purchase a further £1,150m of mortgages by March 2009. Under the revised agreement, Bradford & Bingley will acquire a maximum aggregate value of £1,282m by April 2011. The contract has thereby been extended by 25 months and the value increased by £132m. The acquired loans will continue to be on similar credit terms and pricing to those originated through our direct and intermediary specialist lending channels.

We are currently working with GMAC-RFC to renegotiate our contract to take into account the changing economic conditions.

Funding

As a focused business within a sector that is currently going through a cyclical downturn, Bradford & Bingley has experienced a particularly challenging first half. We have witnessed unprecedented financial dislocation, with wholesale medium-term funding markets being difficult to access since last summer. Despite this widespread dislocation, we have successfully funded the bank.

At the end of June, total customer deposits of £24.5bn funded 58% of customer loans (1H 2007: 58%). Retail savings balances increased by £1.2bn since the end of the year to £22.2bn. The investment and focus on our branch based deposits has been effective, with balances increasing by 13% to £16.2bn during the first six months and 22% since June 2007. We had a strong ISA season and were also successful with fixed-rate bonds. Intense coverage of events in June and July, including the reduction in the Company's credit rating and the withdrawal of TPG, was followed by some withdrawal of customer deposits. This abated in August and we are again experiencing savings balance growth in the UK. Offshore deposits are more sensitive to credit ratings and have declined gradually over the past year.

Committed secured medium term funding at £2.0bn was arranged at the beginning of the year and half of this was drawn in June. We continue to package mortgage collateral into securities that support our main secured funding vehicles: Aire Valley Master Trust, Bradford & Bingley Covered Bonds LLP and Bowler Finance plc. These vehicles are well funded and collateralised and are proving effective. In tandem with retail deposits, these secured funding channels will continue to feature in our funding plans. The reduction in the Group's short term credit rating in June has made short term borrowings a less attractive source of funding and we expect to replace the bulk of these liabilities with secured medium term funds by the end of the year.

For further information see Note 14.

Mortgage product and distribution strategy

The buy-to-let market remains supported by tenant demand, increasing rents and falling voids. Rental yields lifted in the first half of the year to 6.1% (1H 2007: 5.6%). The buy-to-let market as a whole grew by 8.5% to £132bn, which equates to 11% of the total mortgage market. We grew buy-to-let balances by £1.6bn in the first half and our market share of balances remained stable at 19% (FY 2007: 19%).

The average LTV of buy-to-let loans completing in the first half was 78% (1H 2007: 76%), which included loans on 2007 pricing and criteria. The average indexed LTV across the buy-to-let book is 69% (1H 2007: 65%) with an average loan size of £122,000 (1H 2007: £119,000).

During the first half, we made significant changes to our self-cert offering by cutting the maximum LTV from 90% to 75%, and focusing on longer term deals. The average LTV of self-cert lending was 82% on completed loans (1H 2007: 83%) and the average indexed LTV across the self-cert book is 75% (1H 2007: 72%) with an average loan size of £156,500. In recent months, our focus in the specialist market has been on buy-to-let loans, and we anticipate this focus to continue. As a consequence, self-cert origination will continue to fall in the second half of the year.

We recently announced changes to our intermediary distribution. We have narrowed our range of distribution outlets, no longer accepting business from the majority of packagers, and have reduced the number of key accounts by 70%. These reductions will allow us to manage channels and deals on a 'limited tranche' basis, giving more profitable, better controlled distribution with lower costs, lower risks and tighter management of volume and quality.

Capital

The recent rights issue is complete and the £400m raised ensures that we are one of the best capitalised UK banks. The Board believes that the raising of capital was the right course of action to strengthen our capital base and mitigate the impact of the reductions in value of certain of the Group's treasury investments over the past 8 months. On a proforma basis, the rights issue increases our tier 1 capital ratio to 9.9%, our core tier 1 ratio to 9.1% and our total capital ratio to 16.3%. Our tier 1 target ratio is between 8% and 10%.

Dividend

Approval was given by shareholders at the EGM on 17 July 2008 for the interim dividend to be paid in shares. The Board has approved an interim dividend amount of £43.4m, currently equivalent to 3.0p per share for distribution on 6 October 2008 to shareholders on the register at the close of business on 3 October 2008. The price used to calculate shareholders' entitlement to new shares, has been determined by the mid market price per share at the close of business yesterday, 28 August 2008. Regarding the final 2008 dividend to be paid in May 2009, as previously announced the Board will take a decision closer to the date, taking into account trading and economic conditions at that point. In normal trading circumstances, over the medium term the Board will target dividend cover of between 2.0 and 2.5 times underlying earnings.

People

We have witnessed particularly testing times during the first half of the year, and the Board would like to thank all colleagues at Bradford & Bingley for their continued dedication, professionalism and team-work during this time.

Steven Crawshaw stepped down as Chief Executive at the beginning of June due to ill-health caused by a severe cardio-vascular condition. The Board would like to thank him for his service to the company and to send him our best wishes for his recovery.

Outlook

The Board remains cautious on trading for the second half of the year.

In the light of continuing weakness in the housing market and the wider economy, we continue to expect arrears and repossessions to increase for the remainder of the year, although we will be putting further resources into tackling the problem.

The impact of higher funding costs will not be fully offset by the volume of new lending and so we continue to expect that our net interest margin will reduce further. The outlook for the net interest margin over the full year is at the lower end of the 90-95 bps guidance we gave in June.

In terms of lending, the main area of focus remains buy-to-let, where tenant demand remains strong and rents are rising. However, we plan to reduce mortgage volumes in the second half and into 2009 until more favourable economic conditions return. The Board therefore expects lending balances to reduce during the second half of the year. We are in negotiations with GMAC as to the future of our agreement with them.

Bradford & Bingley is adapting its business to an extraordinary market climate. We are undertaking a further review of our cost base and we are maintaining our prudent approach to funding, with retail deposits remaining a focus.

Bradford & Bingley has a strong franchise in its core savings and buy-to-let markets. The buy-to-let market continues to hold up well and these loans account for some 60% of our total balances and are experiencing lower arrears than other parts of our portfolio.

Our new Chief Executive, Richard Pym, brings a wealth of experience to our business, and he will set out the plans for the business in the autumn.

Items excluded from underlying profits

In order to enable stakeholders to obtain a clear view of the ongoing performance of the Group, the Board excludes certain items that are the result of long-term strategic decisions and/or the impacts of unusual or extreme external events and accounting volatility that can have a distorting effect on financial performance in single reporting periods. Profit excluding such items is defined as underlying profit. The following items are not included in underlying profit.

For further information see the tables on pages 11 and 12.

Compensation costs for mis-selling of investments and endowments

In June 2006 a provision of £89.4m was charged to account for the costs of claims for misselling of endowment and investment products by the Group's closed independent financial advisory business. The level of claims and payments from this provision has been below that originally anticipated at the time the provision was made. Therefore, £20m of the provision was released. The provision remaining at 30 June 2008 was £28.2m, as reported in the trading statement on 2 June, and we remain comfortable that this is appropriate.

Structured Finance Portfolio

As at 30 June 2008, the net carrying value of the structured finance portfolio was £747.2m compared to £1,126.1m as at 31 December 2007. Of this, £415.2m are investments in Principal Protected Notes. Investments in SIVs and in CDOs have reduced in value to £9.0m (FY 2007: £63.5m) and £55.8m (FY 2007: £171.0m) respectively.

We continue to monitor all investments in the portfolio closely and, where there is evidence that an asset is impaired, the asset is valued at current market prices with any reduction in value recorded in the Income Statement as an Impairment Charge. During the first half, the amount of impairment was £64.8m (FY 2007: 94.4m).

During the first half, the fair value of embedded derivatives predominantly linked to synthetic CDOs within the structured investment portfolio, has fallen by £63.0m (FY 2007: £49.7m). This change in value is recorded in the Income Statement.

We value all assets in the portfolio using the available market price and have taken steps to minimise the level of exposure wherever possible. Consequently, assets with a value at sale of £222.8m have been sold incurring a loss on sale of £27.2m.

Hedge ineffectiveness

Hedge ineffectiveness represents the amounts of accounting fair value difference in the future cash flows of hedged items compared to the hedging instruments. The majority of these items are fixed rate mortgage and savings related swaps and from an economic perspective are matched to customer balances. Over time, this value will revert to zero as the hedged items mature. However, in each accounting period there may be accounting volatility arising from small mis-matches in the timing of the payments and receipts on these hedged amounts.

During the first half the value of hedge ineffectiveness recorded in the Income Statement was a profit of £8.7m (1H 2007: loss of £0.9m, FY 2007: loss of £23.5m).

Gains on repurchase of debt

During the six months to June 2008, the Group has repurchased previously issued debt instruments in the market realising gains of £29.4m. The pricing of these instruments, due to reduced liquidity, provided the opportunity to generate a profit on purchase that mitigated losses arising on sales of assets in the Structured Finance Portfolio. No further repurchase transactions are envisaged.

Fair value movements in reserves

In compliance with International Financial Reporting Standards, certain fair value movements are accounted for in the Balance Sheet as movements in Reserves.

All of the Group's wholesale assets are held as available-for-sale with any movements in value of these assets being recorded in the available-for-sale reserve unless they become impaired. In addition to the amounts recorded in the Income Statement and explained in the preceding paragraphs, the Group has recorded a reduction in reserves of £80.7m after tax (1H 2007: £3.6m, FY 2007: £60.4m) in respect of the fair value movement on these items.

The Group uses cash flow hedge accounting in respect of some of its swaps. Movements in the value of these swaps in the first half has created an increase in reserves after tax of £113.3m (1H 2007: increase £76.4m, FY 2007: decrease £81.0m). Changes in the value of these swaps leads to volatility in the Group's reserves.

Analysis of Profits and Earnings Per Share

In order to enable stakeholders to obtain a clear view of the ongoing performance of the Group, the Board also provides information which excludes certain items that are the result of long-term strategic decisions and/or the impacts of unusual and extreme external events and accounting volatility arising from movements in market values of financial instruments that can have a distorting effect on financial performance in single reporting periods. Profit excluding such items is defined as underlying profit. The items not included in underlying profit in the first half of 2008 are the impairment of wholesale assets, hedge ineffectiveness, realised gains less losses on structured investments and debt, release of surplus provision for compensation claims and fair value movements on treasury instruments. In 2007, the loss on sale of commercial and housing association loans was not included in underlying profit. These items are discussed in detail on pages 9 and 10. An explanation of the 'Underlying' and 'Statutory' accounting bases is provided on page 12.

Details of the profit before tax, profit for the financial period and earnings per share ("EPS") on each basis are presented in the following table:

		6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Statutory Basis				
(Loss)/profit before taxation	£m	(26.7)	180.4	126.0
(Loss)/profit for the financial period	£m	(17.2)	129.0	93.2
Basic EPS	p	(2.8)	20.4	14.9
Underlying Basis				
Underlying profit before taxation	£m	70.2	181.3	351.6
Underlying profit for the financial period	£m	52.1	129.6	251.1
Underlying basic EPS	p	8.5	20.5	40.2

Reconciliation of Statutory and Underlying Measurements

		6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Profit before taxation				
Statutory (loss)/ profit before taxation	£m	**(26.7)**	**180.4**	**126.0**
Release of surplus provision for compensation claims	£m	(20.0)	-	-
Fair value movements:				
Embedded derivatives	£m	63.0	-	49.7
Hedge ineffectiveness	£m	(8.7)	0.9	23.5
Investment impairment loss	£m	64.8	-	94.4
Loss on sale of assets	£m	-	-	58.0
Realised losses on structured investments	£m	27.2	-	-
Realised gains less losses on debt repurchased	£m	(29.4)	-	-
Underlying profit before taxation	£m	**70.2**	**181.3**	**351.6**

		6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Earnings per share				
Statutory (loss)/ profit for the financial period	£m	**(17.2)**	**129.0**	**93.2**
Release of surplus provision for compensation claims	£m	(14.3)	-	-
Fair value movements:				
Embedded derivatives	£m	45.1	-	34.8
Hedge ineffectiveness	£m	(6.2)	0.6	16.4
Investment impairment loss	£m	46.3	-	66.1
Loss on sale of assets	£m	-	-	40.6
Realised losses on structured investments	£m	19.4	-	-
Realised gains less losses on debt repurchased	£m	(21.0)	-	-
Underlying profit for the financial period	£m	**52.1**	**129.6**	**251.1**
Weighted average number of ordinary shares	m	611.5	631.2	624.2
Underlying earnings per share	p	**8.5**	**20.5**	**40.2**

Reconciliation of Statutory and Underlying Measurements (continued)

		6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Taxation charge				
Statutory taxation (credit)/charge	£m	**(9.5)**	**51.4**	**32.8**
Taxation of:				
Release of surplus provision for compensation claims	£m	(5.7)	-	-
Fair value movements:				
Embedded derivatives	£m	17.9	-	14.9
Hedge ineffectiveness	£m	(2.5)	0.3	7.1
Investment impairment loss	£m	18.5	-	28.3
Loss on sale of assets	£m	-	-	17.4
Realised losses on structured investments	£m	7.8	-	-
Realised gains less losses on debt repurchased	£m	(8.4)	-	-
Underlying taxation charge	£m	**18.1**	**51.7**	**100.5**
Underlying profit before taxation	£m	70.2	181.3	351.6
Underlying effective tax rate	%	**25.8**	**28.5**	**28.6**

Proforma Rights Issue Impact

		As at 30 June 2008	Net proceeds of rights issue[1]	Proforma
Shareholders' equity	£m	1,144	400	1,544
Wholesale assets	£m	8,037	400	8,437
Net assets per share	£	1.85	0.48	1.07
Risk weighted assets	£m	17,486	-	17,486
Core tier 1 capital[2]	£m	1,184	400	1,584
Total tier 1 capital	£m	1,332	400	1,732
Core tier 1 ratio	%	6.8	2.3	9.1
Total tier 1 capital ratio	%	7.6	2.3	9.9
Total capital ratio	%	14.0	2.3	16.3

1. New capital raised in August 2008.
2. Core tier 1 capital equals total tier 1 capital less innovative and non-innovative tier 1 instruments.
Further details of the rights issue are provided in note 18.

Accounting Bases

The Group's financial information is prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the European Union and with the Disclosure and Transparency Rules of the UK FSA. This is the 'Statutory Basis' of presentation of the Group's financial information. In addition, information is presented on the 'Underlying Basis' which applies to certain measures of performance. The items not included in underlying profit are the loss on sale of commercial and housing association loans, the impairment of wholesale assets, hedge ineffectiveness, realised gains less losses on structured investments and debt, release of surplus provision for compensation claims and fair value movements on treasury instruments.

Summary of Results

		6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Key Performance Indicators				
Underlying profit before taxation*	£m	70.2	181.3	351.6
(Loss)/profit before taxation	£m	(26.7)	180.4	126.0
Net interest margin	%	0.98	1.14	1.10
Underlying cost: income ratio**	%	49.8	42.8	42.8
Underlying earnings per share*	p	8.5	20.5	40.2
Basic earnings per share	p	(2.8)	20.4	14.9
Underlying return on equity*	%	8.8	17.3	19.1
Dividend per share	p	***	6.7	21.0
Indexed LTV	%	60	54	55
Residential:				
Gross advances	£bn	4.4	7.2	14.0
Net advances	£bn	1.9	4.5	8.3
Redemptions	£bn	2.5	2.7	5.8
Redemptions (% opening book)	%	12.4	17.2	18.5
Funding Mix:				
Retail	%	43	39	40
Wholesale	%	19	25	23
Securitised	%	18	17	17
Covered bonds	%	13	11	13
Capital/other	%	7	8	7
Asset Mix:				
Buy-to-let	%	47	39	45
Self-cert	%	17	15	16
Other residential	%	15	14	15
Commercial and housing association	%	2	10	2
Wholesale/other	%	19	22	22
Lending balances – total	£bn	42.2	40.6	40.4
Residential	£bn	41.3	35.6	39.4
Commercial	£bn	0.9	2.8	0.9
Housing association	£bn	-	2.2	0.1
Retail savings balances – total	£bn	22.2	20.5	21.0
Branch based	£bn	16.2	13.3	14.4
Direct	£bn	4.0	4.2	4.2
Offshore	£bn	2.0	3.0	2.4
Customer deposits: customer loans	%	58.0	58.0	60.0
Capital Structure				
Tier 1	£m	1,332.4	1,562.0	1,436.9
Tier 2	£m	1,206.5	1,226.4	1,227.1
Tier 1 ratio	%	7.6	8.5	8.6
Total capital ratio	%	14.0	14.7	15.1
Risk weighted assets	£bn	17.5	18.4	16.7
Pro-forma core tier 1 ratio****	%	9.1	n/a	n/a
Pro-forma total tier 1 capital ratio****	%	9.9	n/a	n/a

* The Underlying basis is defined and analyses of underlying profit, costs and earnings per share are provided on pages 11 and 12.

** Underlying cost: income ratio represents underlying administrative expenses divided by the sum of underlying net operating income and non-operating income.

*** A 2008 interim scrip dividend will be paid in shares; further details are provided in note 8.

**** These pro-forma ratios reflect the rights issue detailed in note 18.

Summary Income Statement

£m	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Net interest income	246.7	271.2	547.7
Non interest income	41.5	55.2	106.6
Underlying net income	**288.2**	**326.4**	**654.3**
Realised gains less losses on structured investments and debt	2.2	-	-
Fair value movements:			
Embedded derivatives	(63.0)	-	(49.7)
Hedge ineffectiveness	8.7	(0.9)	(23.5)
Net income	**236.1**	**325.5**	**581.1**
Administrative expenses:			
Ongoing	(143.4)	(139.8)	(280.2)
Release of surplus provision for compensation claims	20.0	-	-
Loan impairment loss	(74.6)	(5.3)	(22.5)
Investment impairment loss	(64.8)	-	(94.4)
Loss on sale of assets	-	-	(58.0)
(Loss)/profit before taxation	**(26.7)**	**180.4**	**126.0**
Release of surplus provision for compensation claims	(20.0)	-	-
Fair value movements:			
Embedded derivatives	63.0	-	49.7
Hedge ineffectiveness	(8.7)	0.9	23.5
Investment impairment loss	64.8	-	94.4
Loss on sale of assets	-	-	58.0
Realised losses on structured investments	27.2	-	-
Realised gains less losses on debt repurchased	(29.4)	-	-
Underlying profit before taxation	**70.2**	**181.3**	**351.6**

Summary Balance Sheet

As at £m	30 June 2008	30 June 2007	31 December 2007
Loans and advances to customers:			
Residential mortgages	41,288.9	35,607.5	39,422.3
Commercial and other secured loans	907.9	4,955.2	1,022.2
Wholesale assets	8,036.8	10,923.5	9,565.0
Fair value adjustments on portfolio hedging	(176.7)	(333.1)	(53.8)
Derivative financial instruments	1,958.8	772.4	1,175.4
Fixed and other assets	234.3	181.2	853.5
Total assets	**52,250.0**	**52,106.7**	**51,984.6**
Retail deposits	22,212.0	20,456.6	20,988.0
Non-retail deposits	26,647.0	27,381.0	27,547.1
Fair value adjustments on portfolio hedging	(21.5)	(18.2)	(5.9)
Derivative financial instruments	562.4	881.3	498.6
Other liabilities	348.3	495.3	330.7
Interest-bearing capital	1,357.4	1,340.3	1,415.3
Equity	1,144.4	1,570.4	1,210.8
Total equity and liabilities	**52,250.0**	**52,106.7**	**51,984.6**

Independent Review Report to Bradford & Bingley plc

Introduction

We have been engaged by the Company to review the condensed set of Financial Statements in the half-yearly Financial Report for the six months ended 30 June 2008 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Recognised Income and Expense, Consolidated Cash Flow Statement and the related explanatory notes. We have read the other information contained in the half-yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information in the condensed set of Financial Statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report or for the conclusions we have reached.

Directors' responsibilities

The half-yearly Financial Report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly Financial Report in accordance with the DTR of the UK FSA.

As disclosed in note 2, the annual Financial Statements of the Group are prepared in accordance with IFRS as adopted by the EU. The condensed set of Financial Statements included in this half-yearly Financial Report have been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of Financial Statements in the half-yearly Financial Report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of Financial Statements in the half-yearly Financial Report for the six months to 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
Leeds
28 August 2008

Consolidated Income Statement

£m	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Interest receivable and similar income	1,526.4	1,410.2	2,967.5
Interest expense and similar charges	(1,279.7)	(1,139.0)	(2,419.8)
Net interest income	**246.7**	**271.2**	**547.7**
Fee and commission income	30.9	42.4	81.7
Realised gains less losses on financial instruments	0.3	0.3	6.5
Realised gains less losses on structured investments and debt	2.2	-	-
Fair value movements:			
Embedded derivatives	(63.0)	-	(49.7)
Hedge ineffectiveness	8.7	(0.9)	(23.5)
Other operating income	2.8	3.7	9.6
Net operating income	**228.6**	**316.7**	**572.3**
Administrative expenses			
- Ongoing	(143.4)	(139.8)	(280.2)
- Release of surplus provision for compensation claims	20.0	-	-
Loan impairment loss	(74.6)	(5.3)	(22.5)
Investment impairment loss	(64.8)	-	(94.4)
Loss on sale of assets	-	-	(58.0)
Non-operating income	7.5	8.8	8.8
(Loss)/profit before taxation	**(26.7)**	**180.4**	**126.0**
Taxation credit/(charge)	9.5	(51.4)	(32.8)
(Loss)/profit for the financial period	**(17.2)**	**129.0**	**93.2**
Earnings per share:			
- Basic	(2.8)p	20.4p	14.9p
- Diluted	(2.8)p	20.4p	14.9p

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Balance Sheet

As at	30 June 2008	30 June 2007	31 December 2007
£m			
Assets			
Cash and balances at central banks	193.6	195.8	209.2
Treasury bills	241.6	-	185.0
Loans and advances to banks	2,972.9	4,863.2	2,392.1
Loans and advances to customers	42,196.8	40,562.7	40,444.5
Fair value adjustments on portfolio hedging	(176.7)	(333.1)	(53.8)
Debt securities	4,628.7	5,864.5	6,778.7
Derivative financial instruments	1,958.8	772.4	1,175.4
Prepayments and accrued income	38.7	25.8	28.5
Other assets	12.8	7.8	653.7
Deferred tax assets	34.0	-	23.8
Property, plant and equipment	108.2	99.4	106.5
Intangible assets	40.6	48.2	41.0
Total assets	**52,250.0**	**52,106.7**	**51,984.6**
Liabilities			
Deposits by banks	4,598.1	1,757.5	2,074.4
Customer accounts	24,463.1	23,594.6	24,152.6
Fair value adjustments on portfolio hedging	(21.5)	(18.2)	(5.9)
Derivative financial instruments	562.4	881.3	498.6
Debt securities in issue	19,797.8	22,485.5	22,308.1
Other liabilities	156.3	148.5	141.2
Accruals and deferred income	76.0	88.7	84.1
Current tax liabilities	74.3	127.5	23.7
Deferred tax liabilities	-	43.3	-
Post-retirement benefit obligations	11.1	7.7	22.0
Provisions	30.6	79.6	59.7
Subordinated liabilities	1,201.9	1,192.3	1,253.7
Other capital instruments	155.5	148.0	161.6
Total liabilities	**51,105.6**	**50,536.3**	**50,773.8**
Equity			
Capital and reserves attributable to equity holders:			
- Share capital	154.4	158.6	154.4
- Share premium reserve	4.9	4.9	4.9
- Capital redemption reserve	29.2	25.0	29.2
- Other reserves	(89.7)	91.9	(122.3)
- Retained earnings	1,045.6	1,290.0	1,144.6
Total attributable equity	**1,144.4**	**1,570.4**	**1,210.8**
Total equity and liabilities	**52,250.0**	**52,106.7**	**51,984.6**

Consolidated Statement of Recognised Income and Expense

£m	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Available-for-sale instruments:			
- Net losses recognised in equity during the period	(137.3)	(4.6)	(82.9)
- Amounts transferred from equity and recognised in profit during the period	25.2	(0.4)	(3.4)
Cash flow hedges:			
- Net gains/(losses) recognised in equity during the period	161.8	108.1	(110.5)
- Amounts transferred to profit and loss for the period	(4.6)	(2.8)	(2.8)
Actuarial gains on post-retirement benefit obligations	4.6	69.6	53.3
Taxation on the above items taken directly to equity	(13.8)	(48.3)	42.8
Net income/(expense) recognised directly in equity	**35.9**	**121.6**	**(103.5)**
(Loss)/profit for the financial period	**(17.2)**	**129.0**	**93.2**
Total recognised income and expense for the financial period	**18.7**	**250.6**	**(10.3)**

Consolidated Cash Flow Statement

£m	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Cash flows from operating activities			
(Loss)/profit for the financial period	**(17.2)**	**129.0**	**93.2**
Adjustments to reconcile net (loss)/profit to cash flow from/(used in) operating activities:			
Income tax (credit)/charge	(9.5)	51.4	32.8
Depreciation and amortisation	10.2	11.1	22.6
Loan impairment loss	75.5	8.0	29.3
Investment impairment loss	64.8	-	94.4
Recoveries of loans and advances previously written off	(0.9)	(2.7)	(6.8)
Loss on sale of assets	-	-	58.0
Interest on subordinated liabilities and other capital instruments	45.4	45.5	91.7
Net profit on sale of property, plant and equipment and intangible assets	(7.7)	(10.7)	(4.3)
Gains less losses on sale of debt securities	25.2	(0.4)	(3.4)
Cash flows from operating activities before changes in operating assets and liabilities	**185.8**	**231.2**	**407.5**
Net (increase)/decrease in operating assets:			
Loans and advances to banks and customers	(898.4)	(1,755.4)	(3,395.3)
Net proceeds from sale of assets	645.9	-	3,294.8
Acquisitions of mortgage portfolios	(1,070.4)	(2,469.7)	(4,337.9)
Debt securities	68.2	(73.8)	(119.3)
Derivative financial instruments	(783.4)	(481.4)	(884.4)
Prepayments and accrued income	(10.2)	(0.8)	(3.5)
Other assets	(5.0)	13.5	(632.4)
Net increase/(decrease) in operating liabilities:			
Deposits by banks and customer accounts	1,362.0	1,691.9	2,396.0
Derivative financial instruments	63.8	387.9	5.2
Debt securities in issue	(1,614.7)	1,022.5	(701.5)
Other liabilities	4.2	(42.6)	(35.6)
Accruals and deferred income	(120.3)	(59.7)	210.1
Provisions	(29.1)	(15.2)	(35.1)
Income taxes received/(paid)	36.1	(19.2)	(80.4)
Other non-cash items	99.2	341.0	(165.9)
Net cash used in operating activities	**(2,066.3)**	**(1,229.8)**	**(4,077.7)**
Cash flows from investing activities:			
Purchase of property, plant and equipment and intangible assets	(15.4)	(15.7)	(34.3)
Proceeds from sale of property, plant and equipment	11.6	13.7	14.5
Net cash used in investing activities	**(3.8)**	**(2.0)**	**(19.8)**
Cash flows from financing activities:			
Purchase of own shares held to satisfy employee share plans	-	(18.7)	(18.7)
Purchase of own shares for cancellation	-	-	(58.6)
Proceeds from disposal of own shares	2.7	4.8	5.2
Net proceeds from secured funding	1,500.0	4,182.0	6,437.7
Repayments of secured funding	(808.9)	(559.3)	(1,374.2)
Interest paid on subordinated liabilities and other capital instruments	(47.7)	(35.7)	(79.7)
Dividends paid	(87.9)	(84.7)	(126.5)
Net cash from financing activities	**558.2**	**3,488.4**	**4,785.2**
Net (decrease)/increase in cash and cash equivalents	**(1,511.9)**	**2,256.6**	**687.7**
Cash and cash equivalents at beginning of period	4,335.3	3,647.6	3,647.6
Cash and cash equivalents at end of period	**2,823.4**	**5,904.2**	**4,335.3**
Represented by cash and assets with original maturity of three months or less within:			
Cash and balances at central banks	15.5	9.3	21.0
Treasury bills	241.6	-	185.0
Loans and advances to banks	2,566.3	4,863.2	2,137.5
Debt securities	-	1,031.7	1,991.8
	2,823.4	**5,904.2**	**4,335.3**
Balances maintained with the Bank of England	**178.1**	**186.5**	**188.2**

The Group is required to maintain balances with the Bank of England, as shown above. These balances are not included in cash and cash equivalents for the purposes of the Cash Flow Statement.

Notes to the Financial Information

1. Reporting entity

Bradford & Bingley plc ("the Company") is a public limited company incorporated in the UK under the Companies Act 1985. The financial information in this Interim Financial Report consolidates the Company and its subsidiaries (including special purpose vehicles), together referred to as "the Group". The Group's consolidated financial statements for the year ended 31 December 2007 are included in the Group's 2007 Annual Report & Accounts available on the Group's website www.bbg.co.uk.

2. Basis of preparation

The information in this document does not include all of the disclosures required by IFRS in full annual financial statements and it should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2007 which were prepared in accordance with IFRS as adopted by the EU. In preparing this financial information there have been no material changes to the accounting policies previously applied by the Group in preparing, and detailed in, its Annual Report & Accounts for the year ended 31 December 2007. The Group's defined benefit pension plan had a surplus of £8.2m at 30 June 2008, but in line with the principles of IAS 19 "Employee Benefits", and having regard to the principles of IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" this surplus has been capped at nil for the purposes of this Interim Financial Report because the Group does not have a clear unconditional right to a refund or a reduction in contributions to the plan. The tax charge for the period has been calculated using the expected effective tax rate for the full year 2008. This Interim Financial Report has been prepared in accordance with IAS 34 "Interim Financial Reporting".

3. Net interest income

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
£m			
Net interest income	247	271	548
Average interest-earning assets ("IEA")	50,911	48,124	49,743
Financed by:			
Interest-bearing liabilities	49,243	46,140	47,904
Interest-free liabilities	1,668	1,984	1,839
%			
Average rates			
Gross yield on IEA	6.05	5.91	5.96
Cost of interest-bearing liabilities	(5.25)	(4.97)	(5.05)
Interest spread	0.80	0.94	0.91
Contribution of interest-free liabilities	0.18	0.20	0.19
Net interest margin	**0.98**	**1.14**	**1.10**
Average bank base rate	5.19	5.32	5.51
Average 3-month LIBOR	5.81	5.65	6.00
Average 3-year swap rate	5.36	5.81	5.81

4. Fee and commission income

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
£m			
Lending related	9.4	15.5	28.7
Investment	12.0	16.0	30.8
General insurance	8.4	9.8	19.9
Other	1.1	1.1	2.3
Total	**30.9**	**42.4**	**81.7**

5. Administrative expenses

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
£m			
Staff related costs	62.2	61.5	121.0
Premises	10.7	10.0	20.5
Marketing	11.6	10.4	19.7
Depreciation and amortisation	10.2	11.1	23.7
Other operating costs	48.7	46.8	95.3
Ongoing	**143.4**	**139.8**	**280.2**
Release of surplus provision for compensation claims	(20.0)	-	-
Total	**123.4**	**139.8**	**280.2**

Compensation costs: during the period the rate of compensation claims fell and the level of provision remaining was reassessed. Consequently £20.0m of the provision was released.

6. Taxation

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
£m			
(Loss)/profit before taxation	**(26.7)**	**180.4**	**126.0**
UK corporation tax at 28.5% (2007: 30.0%)	**7.6**	**(54.1)**	**(37.8)**
Effects of:			
Expenses not deductible for taxation	(2.8)	(1.7)	(4.3)
Lower rate on overseas earnings	4.7	4.2	7.2
Rate change	-	-	0.7
Adjustments in respect of previous periods	-	0.2	1.4
Total taxation credit/(charge) for the financial period	**9.5**	**(51.4)**	**(32.8)**
Effective tax rate (%)	35.6	28.5	26.0

The tax credit/(charge) for the period includes an overseas tax charge of £15.2m (1H 2007: £9.2m, FY 2007: £22.1m). Deferred tax appropriately reflects the change to the standard rate of UK corporation tax from 30% to 28% which became effective 1 April 2008. The weighted standard rate of UK corporation tax for 2008 is 28.5%. The tax charge for the period has been calculated using the expected effective tax rate for the full year 2008.

7. Earnings per share

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Basic (p)	(2.8)	20.4	14.9
Diluted (p)	(2.8)	20.4	14.9
Earnings per share is calculated using the following amounts of profit attributable to equity shareholders:			
(Loss)/profit for the financial period (£m)	**(17.2)**	**129.0**	**93.2**
Shares (m)			
Weighted average number of ordinary shares in issue	**611.5**	**631.2**	**624.2**
Dilutive effect of ordinary shares issuable under Company share schemes	-	1.3	0.8
Diluted weighted average number of ordinary shares	**611.5**	**632.5**	**625.0**

Shares acquired by employee share trusts, which are deducted from equity shareholders' funds, have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

8. Dividends

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
£m			
Dividends paid	**87.9**	**84.7**	**126.5**

A 2007 final dividend of 14.3 pence per share (2006: 13.4 pence) was paid on 2 May 2008 to shareholders on the register at the close of business on 25 March 2008, making a total dividend in respect of 2007 of 21.0 pence per share (2006: 20.0 pence). A 2008 interim dividend will be paid on 6 October 2008. This dividend will be in the form of new shares; each shareholder will receive a number of shares, the number being calculated in relation to their shareholding at the close of business on 3 October 2008. The total number of shares issued will be calculated to be worth £43.4m based on the mid-market share price at the close of business on 28 August 2008, currently equivalent to 3.0p per share. In accordance with IAS 10 "Events after the Balance Sheet Date" the interim dividend was not accrued at 30 June 2008 as it was not a liability as at that date.

9. Wholesale assets

As at	30 June 2008	30 June 2007	31 December 2007
£m			
Cash and balances at central banks	**193.6**	**195.8**	**209.2**
Treasury bills	**241.6**	**-**	**185.0**
Loans and advances to banks:			
- Reverse repos	832.1	55.1	253.4
- Bank and time deposits	754.9	3,247.1	1,344.6
- Cash and other collateral	1,385.9	1,561.0	794.1
	2,972.9	**4,863.2**	**2,392.1**
Debt securities:			
Liquidity portfolio:			
- UK Government securities	1,152.6	370.8	1,518.8
- Bank and supranational bonds	1,324.8	1,258.0	1,398.8
- Bank certificates of deposit	-	1,443.2	1,223.6
- UK and European AAA MBS	1,103.6	1,233.0	1,204.3
- Other asset backed securities	221.3	242.7	257.4
	3,802.3	***4,547.7***	***5,602.9***
Structured finance portfolio:			
- Principal protected notes	415.2	611.6	582.0
- CDOs and CLOs	341.8	511.2	456.6
- SIVs	9.0	133.2	63.5
- Credit funds	60.4	60.8	73.7
	826.4	***1,316.8***	***1,175.8***
	4,628.7	**5,864.5**	**6,778.7**
Total	**8,036.8**	**10,923.5**	**9,565.0**
Embedded derivatives	**(79.2)**	**-**	**(49.7)**
Total market value of wholesale assets	**7,957.6**	**10,923.5**	**9,515.3**
Structured finance portfolio net of embedded derivatives	**747.2**	**1,316.8**	**1,126.1**

9. Wholesale assets (continued)

Structured finance portfolio at 30 June 2008

	Total £m	AAA	AA	A	BBB	CCC & Below	Total
PPNs	415.2	54%	42%	4%	-	-	100%
Non synth CDOs	27.2	22%	44%	14%	20%	-	100%
Synthetic CDOs	107.8	7%	36%	24%	24%	9%	100%
Non synth CLOs	166.5	45%	52%	-	3%	-	100%
Synthetic CLOs	40.3	71%	-	20%	9%	-	100%
SIVs	9.0	-	-	-	-	100%	100%
Credit funds	60.4	-	-	60%	40%	-	100%
Total	**826.4**	**41%**	**38%**	**11%**	**8%**	**2%**	**100%**

Net value of investments containing embedded derivatives At 30 June 2008

	£m
Value of synthetic CDO assets	107.8
Embedded derivatives in synthetic CDOs	(79.2)
Net value of synthetic CDOs	28.6
Value of synthetic CLO assets	40.3
Embedded derivatives in synthetic CLOs	-
Net value of synthetic CLOs	40.3
Fair value of structured finance portfolio	826.4
Embedded derivatives	(79.2)
Net value of structured finance portfolio	747.2

Embedded derivatives within synthetic CDOs and CLOs are recorded as liabilities on the Balance Sheet.

Analysis of investment by geographic region

	Total £m	UK	Europe	US	Other	Total
PPNs	415.2	55%	40%	4%	1%	100%
Non synth CDOs	27.2	4%	47%	47%	2%	100%
Synthetic CDOs	107.8	7%	13%	80%	-	100%
Non synth CLOs	166.5	-	64%	36%	-	100%
Synthetic CLOs	40.3	-	71%	29%	-	100%
SIVs	9.0	19%	25%	48%	8%	100%
Credit funds	60.4	-	100%	-	-	100%
Total	**826.4**	**29%**	**47%**	**23%**	**1%**	**100%**

Analysis of investment by type of asset

	Total £m	Mortgage Backed Securities	Asset Backed Securities	Corporate Loans	Other	Total
PPNs	415.2	-	5%	80%	15%	100%
Non synth CDOs	27.2	80%	-	20%	-	100%
Synthetic CDOs	107.8	71%	-	29%	-	100%
Non synth CLOs	166.5	-	-	100%	-	100%
Synthetic CLOs	40.3	-	-	100%	-	100%
SIVs	9.0	-	100%	-	-	100%
Credit funds	60.4	-	-	79%	21%	100%
Total	**826.4**	**12%**	**4%**	**75%**	**9%**	**100%**

9. Wholesale assets (continued)

Structured finance portfolio at 30 June 2007

	Total £m	AAA	AA	A	BBB	CCC & Below	Total
PPNs	611.6	31%	53%	16%	-	-	100%
Non synth CDOs	66.2	40%	38%	22%	-	-	100%
Synthetic CDOs	205.7	79%	10%	5%	6%	-	100%
Non synth CLOs	175.3	52%	44%	-	4%	-	100%
Synthetic CLOs	64.0	74%	-	18%	8%	-	100%
SIVs	133.2	-	-	-	100%	-	100%
Credit funds	60.8	-	-	61%	39%	-	100%
Total	**1,316.8**	**39%**	**34%**	**13%**	**14%**	**-**	**100%**

Net value of investments containing embedded derivatives
At 30 June 2007

	£m
Value of synthetic CDO assets	205.7
Embedded derivatives in synthetic CDOs	-
Net value of synthetic CDOs	205.7
Value of synthetic CLO assets	64.0
Embedded derivatives in synthetic CLOs	-
Net value of synthetic CLOs	64.0
Fair value of structured finance portfolio	1,316.8
Embedded derivatives	-
Net value of structured finance portfolio	1,316.8

Embedded derivatives within synthetic CDOs and CLOs are recorded as liabilities on the Balance Sheet.

Analysis of investment by geographic region

	Total £m	UK	Europe	US	Other	Total
PPNs	611.6	42%	46%	3%	9%	100%
Non synth CDOs	66.2	-	19%	81%	-	100%
Synthetic CDOs	205.7	8%	21%	71%	-	100%
Non synth CLOs	175.3	-	60%	40%	-	100%
Synthetic CLOs	64.0	-	42%	58%	-	100%
SIVs	133.2	21%	18%	52%	9%	100%
Credit funds	60.8	-	100%	-	-	100%
Total	**1,316.8**	**23%**	**42%**	**30%**	**5%**	**100%**

Analysis of investment by type of asset

	Total £m	Mortgage Backed Securities	Asset Backed Securities	Corporate Loans	Other	Total
PPNs	611.6	-	3%	51%	46%	100%
Non synth CDOs	66.2	100%	-	-	-	100%
Synthetic CDOs	205.7	42%	-	58%	-	100%
Non synth CLOs	175.3	-	-	100%	-	100%
Synthetic CLOs	64.0	-	-	100%	-	100%
SIVs	133.2	-	100%	-	-	100%
Credit funds	60.8	-	-	78%	22%	100%
Total	**1,316.8**	**12%**	**12%**	**54%**	**22%**	**100%**

9. Wholesale assets (continued)

Structured finance portfolio at 31 December 2007

	Total £m	AAA	AA	A	BBB	CCC & Below	Total
PPNs	582.0	41%	51%	8%	-	-	100%
Non synth CDOs	31.2	31%	55%	14%	-	-	100%
Synthetic CDOs	187.2	84%	8%	2%	6%	-	100%
Non synth CLOs	173.5	52%	44%	-	4%	-	100%
Synthetic CLOs	64.7	74%	-	17%	9%	-	100%
SIVs	63.5	-	-	-	-	100%	100%
Credit funds	73.7	-	8%	60%	32%	-	100%
Total	**1,175.8**	**46%**	**35%**	**10%**	**4%**	**5%**	**100%**

Net value of investments containing embedded derivatives At 31 December 2007

	£m
Value of synthetic CDO assets	187.2
Embedded derivatives in synthetic CDOs	(47.4)
Net value of synthetic CDOs	139.8
Value of synthetic CLO assets	64.7
Embedded derivatives in synthetic CLOs	(2.3)
Net value of synthetic CLOs	62.4
Fair value of structured finance portfolio	1,175.8
Embedded derivatives	(49.7)
Net value of structured finance portfolio	1,126.1

Embedded derivatives within synthetic CDOs and CLOs are recorded as liabilities on the Balance Sheet.

Analysis of investment by geographic region

	Total £m	UK	Europe	US	Other	Total
PPNs	582.0	48%	48%	3%	1%	100%
Non synth CDOs	31.2	-	42%	58%	-	100%
Synthetic CDOs	187.2	-	26%	74%	-	100%
Non synth CLOs	173.5	-	62%	38%	-	100%
Synthetic CLOs	64.7	-	43%	57%	-	100%
SIVs	63.5	21%	19%	52%	8%	100%
Credit funds	73.7	9%	91%	-	-	100%
Total	**1,175.8**	**25%**	**48%**	**26%**	**1%**	**100%**

Analysis of investment by type of asset

	Total £m	Mortgage Backed Securities	Asset Backed Securities	Corporate Loans	Other	Total
PPNs	582.0	-	3%	62%	35%	100%
Non synth CDOs	31.2	100%	-	-	-	100%
Synthetic CDOs	187.2	40%	-	60%	-	100%
Non synth CLOs	173.5	-	-	100%	-	100%
Synthetic CLOs	64.7	-	-	100%	-	100%
SIVs	63.5	-	100%	-	-	100%
Credit funds	73.7	-	-	74%	26%	100%
Total	**1,175.8**	**9%**	**7%**	**65%**	**19%**	**100%**

10. Lending – mortgage movements

	6 months 30 June 2008			At 30 June 2008	
	New mortgages		Net advances	Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	2,276.6	69	1,412.7	22,363.7	68
Self-cert	598.3	18	156.8	5,644.9	17
Standard and other specialist	412.5	13	115.2	5,040.8	15
Total	**3,287.4**	**100**	**1,684.7**	**33,049.4**	**100**
Acquired					
Buy-to-let	237.9	22	111.9	2,347.8	28
Self-cert	447.5	42	(4.4)	3,354.2	41
Standard and other specialist	385.0	36	113.8	2,537.5	31
Total	**1,070.4**	**100**	**221.3**	**8,239.5**	**100**
Buy-to-let	2,514.5	58	1,524.6	24,711.5	60
Self-cert	1,045.8	24	152.4	8,999.1	22
Standard and other specialist	797.5	18	229.0	7,578.3	18
Total residential	**4,357.8**	**100**	**1,906.0**	**41,288.9**	**100**
Residential	4,357.8	99	1,906.0	41,288.9	98
Commercial property and housing associations	21.1	1	(103.0)	907.9	2
Total	**4,378.9**	**100**	**1,803.0**	**42,196.8**	**100**

	6 months to 30 June 2007			At 30 June 2007	
	New mortgages		Net advances	Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	3,116.7	66	1,935.8	18,924.4	66
Self-cert	1,060.9	22	573.1	5,211.4	18
Standard and other specialist	553.3	12	118.1	4,693.1	16
Total	**4,730.9**	**100**	**2,627.0**	**28,828.9**	**100**
Acquired					
Buy-to-let	497.7	20	369.7	1,587.4	23
Self-cert	841.0	34	565.5	2,817.3	42
Standard and other specialist	1,131.0	46	954.7	2,373.9	35
Total	**2,469.7**	**100**	**1,889.9**	**6,778.6**	**100**
Buy-to-let	3,614.4	50	2,305.5	20,511.8	58
Self-cert	1,901.9	27	1,138.6	8,028.7	23
Standard and other specialist	1,684.3	23	1,072.8	7,067.0	19
Total residential	**7,200.6**	**100**	**4,516.9**	**35,607.5**	**100**
Residential	7,200.6	94	4,516.9	35,607.5	88
Commercial property and housing associations	477.9	6	(48.5)	4,955.2	12
Total	**7,678.5**	**100**	**4,468.4**	**40,562.7**	**100**

10. Lending – mortgage movements (continued)

	12 months to 31 December 2007			At 31 December 2007	
	New mortgages		Net advances	Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	6,494.8	67	3,965.8	20,960.8	67
Self-cert	1,966.4	20	851.4	5,491.9	17
Standard and other specialist	1,241.4	13	423.2	4,959.6	16
Total	**9,702.6**	**100**	**5,240.4**	**31,412.3**	**100**
Acquired					
Buy-to-let	1,216.8	28	929.8	2,172.1	27
Self-cert	1,352.4	31	763.8	3,048.2	38
Standard and other specialist	1,768.7	41	1,338.4	2,789.7	35
Total	**4,337.9**	**100**	**3,032.0**	**8,010.0**	**100**
Buy-to-let	7,711.6	55	4,895.6	23,132.9	59
Self-cert	3,318.8	24	1,615.2	8,540.1	22
Standard and other specialist	3,010.1	21	1,761.6	7,749.3	19
Total residential	**14,040.5**	**100**	**8,272.4**	**39,422.3**	**100**
Residential	14,040.5	94	8,272.4	39,422.3	97
Commercial property and housing associations	937.8	6	(3,954.6)	1,022.2	3
Total	**14,978.3**	**100**	**4,317.8**	**40,444.5**	**100**

11. Loan impairment loss

	On residential mortgages	On commercial property and housing association loans	Total
6 months to 30 June 2008			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
Opening provision at 1 January 2008	**54.8**	**0.1**	**54.9**
Movements during the period:			
- Write-offs	(28.8)	-	(28.8)
- Loan impairment charge	77.3	-	77.3
- Discount unwind	(1.8)	-	(1.8)
Net movements during the period	**46.7**	**-**	**46.7**
Closing provision at 30 June 2008	**101.5**	**0.1**	**101.6**
The Income Statement charge comprises:			
Loan impairment charge	77.3	-	77.3
Recoveries	(0.9)	-	(0.9)
Discount unwind	(1.8)	-	(1.8)
Total Income Statement charge	**74.6**	**-**	**74.6**

	On residential mortgages	On commercial property and housing association loans	Total
6 months to 30 June 2007			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
Opening provision at 1 January 2007	**47.8**	**1.6**	**49.4**
Movements during the period:			
- Write-offs	(8.8)	-	(8.8)
- Loan impairment charge	9.0	(1.4)	7.6
- Discount unwind	0.4	-	0.4
Net movements during the period	**0.6**	**(1.4)**	**(0.8)**
Closing provision at 30 June 2007	**48.4**	**0.2**	**48.6**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	9.0	(1.4)	7.6
Recoveries	(2.7)	-	(2.7)
Discount unwind	0.4	-	0.4
Total Income Statement charge/(credit)	**6.7**	**(1.4)**	**5.3**

	On residential mortgages	On commercial property and housing association loans	Total
12 months to 31 December 2007			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
Opening provision at 1 January 2007	**47.8**	**1.6**	**49.4**
Movements during the year:			
- Write-offs	(23.8)	-	(23.8)
- Loan impairment charge	30.4	(1.5)	28.9
- Discount unwind	0.4	-	0.4
Net movements during the year	**7.0**	**(1.5)**	**5.5**
Closing provision at 31 December 2007	**54.8**	**0.1**	**54.9**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	30.4	(1.5)	28.9
Recoveries	(6.8)	-	(6.8)
Discount unwind	0.4	-	0.4
Total Income Statement charge/(credit)	**24.0**	**(1.5)**	**22.5**

In the Balance Sheet these impairment allowances are deducted from the carrying values of the impaired assets.

12. Arrears and possessions on residential mortgages

At		30 June 2008	30 June 2007	31 December 2007
Arrears				
Over 3 months				
Number of cases	Number	8,854	4,661	5,610
Proportion of total	%	2.29	1.30	1.48
Asset value	£m	1,185.8	575.1	731.2
Proportion of book	%	2.87	1.62	1.85
Possessions				
Number of cases	Number	717	471	560
Proportion of total	%	0.19	0.13	0.15
Asset value	£m	122.0	79.6	97.0
Proportion of book	%	0.30	0.22	0.25
Total arrears and possessions				
Number of cases	Number	**9,571**	**5,132**	**6,170**
Proportion of total	%	**2.48**	**1.43**	**1.63**
Asset value	£m	**1,307.8**	**654.7**	**828.2**
Proportion of book	%	**3.17**	**1.84**	**2.10**
Residential loan impairment balance				
As % of residential balances	%	0.25	0.14	0.14
As % of residential arrears and possessions	%	7.76	7.39	6.62

Analysis of accounts in 3 + months in arrears by product

At		30 June 2008	30 June 2007	31 December 2007
Arrears				
Buy-to-let				
Number of cases	Number	3,776	1,475	1,995
Proportion of total	%	1.86	0.85	1.04
Asset value	£m	563.1	219.3	299.9
Proportion of book	%	2.28	1.07	1.30
Self-cert				
Number of cases	Number	2,110	1,368	1,433
Proportion of total	%	3.67	2.58	2.59
Asset value	£m	346.9	210.7	233.9
Proportion of book	%	3.85	2.62	2.74
Other				
Number of cases	Number	2,968	1,818	2,182
Proportion of total	%	2.35	1.37	1.65
Asset value	£m	275.8	145.1	197.3
Proportion of book	%	3.64	2.05	2.55

12. Arrears and possessions on residential mortgages (continued)

Analysis of accounts in 3+ months in arrears: organic loans

At		30 June 2008	30 June 2007	31 December 2007
Arrears				
Total				
Number of cases	Number	5,837	3,384	3,838
Proportion of total	%	1.78	1.10	1.20
Asset value	£m	714.4	385.3	452.0
Proportion of book	%	2.16	1.34	1.46
Buy-to-let				
Number of cases	Number	2,954	1,277	1,621
Proportion of total	%	1.61	0.81	0.93
Asset value	£m	444.3	193.3	242.3
Proportion of book	%	1.99	1.02	1.17
Self-cert				
Number of cases	Number	1,066	816	834
Proportion of total	%	3.01	2.39	2.37
Asset value	£m	173.8	125.7	135.4
Proportion of book	%	3.08	2.41	2.48
Other				
Number of cases	Number	1,817	1,291	1,383
Proportion of total	%	1.68	1.12	1.23
Asset value	£m	96.3	66.3	74.3
Proportion of book	%	1.91	1.41	1.50

Analysis of accounts in 3+ months in arrears: acquired loans

At		30 June 2008	30 June 2007	31 December 2007
Arrears				
Total				
Number of cases	Number	3,017	1,277	1,772
Proportion of total	%	5.11	2.51	3.04
Asset value	£m	471.4	189.8	279.2
Proportion of book	%	5.72	2.80	3.49
Buy-to-let				
Number of cases	Number	822	198	374
Proportion of total	%	4.29	1.39	2.06
Asset value	£m	118.8	26.0	57.6
Proportion of book	%	5.06	1.64	2.65
Self-cert				
Number of cases	Number	1,044	552	599
Proportion of total	%	4.79	2.92	2.98
Asset value	£m	173.1	85.0	98.5
Proportion of book	%	5.16	3.02	3.23
Other				
Number of cases	Number	1,151	527	799
Proportion of total	%	6.37	2.98	3.96
Asset value	£m	179.5	78.8	123.1
Proportion of book	%	7.07	3.32	4.41

12. Arrears and possessions on residential mortgages (continued)

Further information regarding the credit quality of loans and advances to customers:

At 30 June 2008 £m	On residential mortgages	On commercial property and housing association loans	Total
Neither past due nor impaired	38,559.0	908.0	39,467.0
Past due but not impaired			
- up to 3 months	1,523.6	-	1,523.6
- 3 to 6 months	633.2	-	633.2
- 6 to 12 months	397.1	-	397.1
Individually impaired	277.5	-	277.5
	41,390.4	**908.0**	**42,298.4**
Impairment allowances	(101.5)	(0.1)	(101.6)
Loans and advances to customers net of impairment allowances	**41,288.9**	**907.9**	**42,196.8**
Impairment allowances			
Individual	52.2	-	52.2
Collective	49.3	0.1	49.4
Total	**101.5**	**0.1**	**101.6**

At 30 June 2007 £m	On residential mortgages	On commercial property and housing association loans	Total
Neither past due nor impaired	33,786.2	4,955.4	38,741.6
Past due but not impaired			
- up to 3 months	1,215.1	-	1,215.1
- 3 to 6 months	350.8	-	350.8
- 6 to 12 months	185.9	-	185.9
Individually impaired	117.9	-	117.9
	35,655.9	**4,955.4**	**40,611.3**
Impairment allowances	(48.4)	(0.2)	(48.6)
Loans and advances to customers net of impairment allowances	**35,607.5**	**4,955.2**	**40,562.7**
Impairment allowances			
Individual	15.0	-	15.0
Collective	33.4	0.2	33.6
Total	**48.4**	**0.2**	**48.6**

12. Arrears and possessions on residential mortgages (continued)

	On residential mortgages	On commercial property and housing association loans	Total
At 31 December 2007			
£m			
Neither past due nor impaired	**37,212.7**	**1,022.3**	**38,235.0**
Past due but not impaired			
- up to 3 months	1,436.2	-	1,436.2
- 3 to 6 months	464.6	-	464.6
- 6 to 12 months	208.2	-	208.2
Individually impaired	155.4	-	155.4
	39,477.1	**1,022.3**	**40,499.4**
Impairment allowances	(54.8)	(0.1)	(54.9)
Loans and advances to customers net of impairment allowances	**39,422.3**	**1,022.2**	**40,444.5**
Impairment allowances			
Individual	20.0	-	20.0
Collective	34.8	0.1	34.9
Total	**54.8**	**0.1**	**54.9**

No loans which would otherwise be presented as past due nor impaired are excluded from those amounts presented above as a result of renegotiation.

In respect of loans and advances to customers, the Group holds collateral in the form of mortgages over residential properties. The fair value of this collateral was as follows:

At	30 June 2008	30 June 2007	31 December 2007
£m			
Neither past due nor impaired	64,906.3	62,454.3	70,423.3
Past due but not impaired	3,593.3	2,785.1	3,278.5
Individually impaired	322.9	150.7	195.1
	68,822.5	**65,390.1**	**73,896.9**

If the collateral amount on each individual loan were capped at the amount of the balance outstanding, and any surplus of collateral values over balances outstanding ignored, the fair value of collateral held would be as follows:

At	30 June 2008	30 June 2007	31 December 2007
£m			
Neither past due nor impaired	38,538.6	32,953.7	37,212.7
Past due but not impaired	2,553.5	1,749.3	2,107.8
Individually impaired	264.1	111.4	146.5
	41,356.2	**34,814.4**	**39,467.0**
The individually impaired balances above include the following carrying amount of assets in possession, capped at the balance outstanding	111.1	72.4	88.1

Despite two 25bps base rate decreases since December 2007, taking base rates to 5.00%, arrears levels have continued to increase, as predicted. The total number of cases three months or more in arrears or in possession has increased to 9,571 (31 December 2007: 6,170) amounting to 2.48% (31 December 2007: 1.63%) of the total book.

13. Average loan to value ratios

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Residential new lending LTV (%)	**77**	74	74

At	30 June 2008	30 June 2007	31 December 2007
Indexed average loan to value (LTV)	**%**	%	%
Neither past due nor impaired	59.4	54.1	52.8
Past due but not impaired	71.1	62.8	64.3
Individually impaired	85.9	78.3	79.6
Total book	**60.0**	**54.5**	**55.3**

14. Secured funding

At 30 June 2008	Date of Transaction	Securitised assets	Secured funding
£m			
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	309.0	286.8
Aire Valley Mortgages 2004-1 plc	October 2004	638.3	638.3
Aire Valley Mortgages 2005-1 plc	April 2005	499.0	499.0
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
Aire Valley Mortgages 2007-1 plc	May 2007	2,495.1	2,495.1
Aire Valley Mortgages 2007-2 plc	November 2007	1,156.3	1,156.3
Bradford & Bingley Warehousing No.1 LLP	June 2008	1,826.0	1,000.0
		10,353.8	**9,505.6**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	2,247.1	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,421.5	2,043.4
Bradford & Bingley Covered Bonds LLP	June 2006	383.9	229.3
Bradford & Bingley Covered Bonds LLP	October 2006	565.6	337.8
Bradford & Bingley Covered Bonds LLP	June 2007	2,473.1	1,477.0
Bradford & Bingley Covered Bonds LLP	July 2007	246.0	146.9
Bradford & Bingley Covered Bonds LLP	September 2007	837.1	500.0
Bradford & Bingley Covered Bonds LLP	October 2007	702.8	419.7
Bradford & Bingley Covered Bonds LLP	January 2008	837.2	500.0
		11,714.3	**6,996.1**
Total		**22,068.1**	**16,501.7**

In June 2008 Bradford & Bingley Warehousing No.1 LLP agreed a loan facility with Barclays Bank PLC of £1,000.0m with maturity in April 2012.

The Covered Bond programme issued further loan notes during the period.
In January 2008: GBP 500.0m with bullet maturity in Oct 2012.

In May 2008: EUR 55.0m of the May 2006 issue, CHF 14.9m of the June 2006 issue, CHF 128.3m of the October 2006 issue, EUR 311.4m of the June 2007 issue and CHF 79.8m of the July 2007 issue were repurchased and cancelled.

All of the Group's Special Purpose Vehicle entities are fully consolidated line by line into the Group's Income Statement and Balance Sheet.

There were net redemptions of £1,617.5m of other debt securities during the period.

14. Secured funding (continued)

At 30 June 2007	Date of Transaction	Securitised assets	Secured funding
£m			
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	396.4	393.9
Aire Valley Mortgages 2004-1 plc	October 2004	1,275.0	1,275.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
Aire Valley Mortgages 2007-1 plc	May 2007	2,495.1	2,495.1
		8,595.1	**8,592.6**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	2,173.6	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,372.4	2,082.1
Bradford & Bingley Covered Bonds LLP	June 2006	393.1	242.7
Bradford & Bingley Covered Bonds LLP	October 2006	686.1	423.5
Bradford & Bingley Covered Bonds LLP	June 2007	2,732.2	1,686.9
		9,357.4	**5,777.2**
Total		**17,952.5**	**14,369.8**

At 31 December 2007	Date of Transaction	Securitised assets	Secured funding
£m			
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	356.4	333.6
Aire Valley Mortgages 2004-1 plc	October 2004	775.0	775.0
Aire Valley Mortgages 2005-1 plc	April 2005	782.3	782.3
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
Aire Valley Mortgages 2007-1 plc	May 2007	2,495.1	2,495.1
Aire Valley Mortgages 2007-2 plc	November 2007	1,156.3	1,156.3
		8,995.2	**8,972.4**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	2,129.2	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,303.5	2,082.1
Bradford & Bingley Covered Bonds LLP	June 2006	374.5	236.0
Bradford & Bingley Covered Bonds LLP	October 2006	621.6	391.8
Bradford & Bingley Covered Bonds LLP	June 2007	2,676.5	1,686.9
Bradford & Bingley Covered Bonds LLP	July 2007	285.1	179.7
Bradford & Bingley Covered Bonds LLP	September 2007	793.4	500.0
Bradford & Bingley Covered Bonds LLP	October 2007	665.9	419.7
		10,849.7	**6,838.2**
Total		**19,844.9**	**15,810.6**

15. Reconciliation of changes in equity

6 months to 30 June 2008 £m	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
At 1 January 2008	**154.4**	**4.9**	**29.2**	**(61.9)**	**(60.4)**	**1,144.6**	**1,210.8**
Net change in available-for-sale instruments	-	-	-	(80.7)	-	-	(80.7)
Net change in cash flow hedges	-	-	-	-	113.3	-	113.3
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	3.3	3.3
Net (losses)/gains not recognised in the Income Statement	-	-	-	(80.7)	113.3	3.3	35.9
Loss for the financial period	-	-	-	-	-	(17.2)	(17.2)
Total recognised income	**-**	**-**	**-**	**(80.7)**	**113.3**	**(13.9)**	**18.7**
Dividends	-	-	-	-	-	(87.9)	(87.9)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	2.7	2.7
Fair value of share options taken to share option reserve	-	-	-	-	-	2.8	2.8
Deficit on share option exercises	-	-	-	-	-	(2.7)	(2.7)
At 30 June 2008	**154.4**	**4.9**	**29.2**	**(142.6)**	**52.9**	**1,045.6**	**1,144.4**

6 months to 30 June 2007 £m	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
At 1 January 2007	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**
Net change in available-for-sale instruments	-	-	-	(3.6)	-	-	(3.6)
Net change in cash flow hedges	-	-	-	-	76.4	-	76.4
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	48.8	48.8
Net (losses)/gains not recognised in the Income Statement	-	-	-	(3.6)	76.4	48.8	121.6
Profit for the financial period	-	-	-	-	-	129.0	129.0
Total recognised income	**-**	**-**	**-**	**(3.6)**	**76.4**	**177.8**	**250.6**
Dividends	-	-	-	-	-	(84.7)	(84.7)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	4.8	4.8
Fair value of share options taken to share option reserve	-	-	-	-	-	2.6	2.6
Deficit on share option exercises	-	-	-	-	-	(4.1)	(4.1)
Purchase and cancellation of own shares	-	-	-	-	-	(18.7)	(18.7)
At 30 June 2007	**158.6**	**4.9**	**25.0**	**(5.1)**	**97.0**	**1,290.0**	**1,570.4**

15. Reconciliation of changes in equity (continued)

12 months to 31 December 2007	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
At 1 January 2007	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**
Net change in available-for-sale instruments	-	-	-	(60.4)	-	-	(60.4)
Net change in cash flow hedges	-	-	-	-	(81.0)	-	(81.0)
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	37.9	37.9
Net (losses)/gains not recognised in the Income Statement	-	-	-	(60.4)	(81.0)	37.9	(103.5)
Profit for the financial year	-	-	-	-	-	93.2	93.2
Total recognised income	-	-	-	**(60.4)**	**(81.0)**	**131.1**	**(10.3)**
Dividends	-	-	-	-	-	(126.5)	(126.5)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	5.2	5.2
Fair value of share options taken to share option reserve	-	-	-	-	-	4.6	4.6
Deficit on share option exercises	-	-	-	-	-	(4.8)	(4.8)
Purchase of own shares held to satisfy employee share plans	-	-	-	-	-	(18.7)	(18.7)
Purchase and cancellation of own shares	(4.2)	-	4.2	-	-	(58.6)	(58.6)
At 31 December 2007	**154.4**	**4.9**	**29.2**	**(61.9)**	**(60.4)**	**1,144.6**	**1,210.8**

16. Capital structure

At	30 June 2008	30 June 2007	31 December 2007
£m			
Tier 1			
Share capital and reserves	1,144.4	1,570.4	1,210.8
Adjustments	49.1	(140.2)	81.3
Net pension deficit	(10.0)	(17.1)	(4.0)
Innovative tier 1	148.9	148.9	148.8
Total tier 1 capital	**1,332.4**	**1,562.0**	**1,436.9**
Upper tier 2 capital	584.3	579.3	580.1
Lower tier 2 capital	622.2	647.1	647.0
Total tier 2 capital	**1,206.5**	**1,226.4**	**1,227.1**
Deductions	(85.5)	(75.4)	(146.7)
Total capital	**2,453.4**	**2,713.0**	**2,517.3**
Tier 1 ratio (%)	7.6	8.5	8.6
Total capital ratio (%)	14.0	14.7	15.1

Innovative tier 1 and tier 2 subordinated liabilities exclude any adjustments arising from the hedging of these instruments that are included in the Balance Sheet. Risk weighted assets are calculated according to the credit risk element of Pillar I of the Basel II Standardised approach.

17. Staff numbers

	6 months to 30 June 2008	6 months to 30 June 2007	12 months to 31 December 2007
Period end total headcount	**3,091**	**3,129**	**3,228**
Average headcount			
Full time	2,483	2,478	2,451
Part time	700	698	691
Average full time equivalent	**2,874**	**2,883**	**2,862**

18. Events after the Balance Sheet date

At the Extraordinary General Meeting held on 17 July 2008 the shareholders approved the rights issue which the Directors had proposed. The shareholders were given the right to acquire 67 new ordinary shares for every 50 held, at price of 55 pence per share. The new shares were admitted to trading, nil paid, on 18 July. The rights issue raised approximately £400m net of expenses.

The Directors have proposed that a 2008 interim dividend be paid in shares as a scrip issue, as detailed in note 8.

19. Related party disclosures

Transactions during the period with the Group's key management personnel and other related parties were similar in nature to those during the year ended 31 December 2007.

20. Estimates

The preparation of the Group's Interim Financial Report requires estimates, assumptions and judgements to be made which affect the reported results and balances. Actual outcomes may differ from these estimates with a consequent impact on the results of future periods. In the main, the significant estimates, assumptions and judgements made in preparing the Group's Interim Financial Report were the same as those applied in the preparation of the Group's consolidated financial statements for the year ended 31 December 2007. The actuarial assumptions used in calculating the value of post-retirement benefit assets and obligations have been updated in line with the advice of qualified actuaries; the discount rate applied at 30 June 2008 was 6.7%, future pension increases assumed to be 3.9% and rate of salary increase assumed to be 5.9%. The value of all debt securities carried at 30 June 2008 was derived from market prices; no internal valuation models were used. Assumptions used in calculating provisions for loan impairment have been updated to reflect market conditons, including in respect of house price inflation, forced sale discount and probability of borrower default. If average house prices were 10% lower than the values as at 30 June 2008 or if arrears were 50bp higher than as at 30 June 2008 the reported impairment charge would have been increased by around £25m or £20m respectively.

21. Risks and uncertainties

The Directors are aware of the following material risks and uncertainties which may affect the Group during the remainder of 2008. There may be other risks that are not summarised below that the Directors are not aware of or that the Directors do not consider material. The business, financial condition or results of operations of the Group could be adversely affected by any of these risks. Further discussion of the Group's risk management and control were provided on pages 18-21 of the Group's 2007 Annual Report and Accounts.

Risks relating to the Group's business

- The Group's mortgage loans are secured on properties; mortgage loans at 30 June 2008 totalled £42.2bn. If a borrower fails to make scheduled payments against a mortgage loan, the Group may have to resort to taking the property into possession and selling it. The Group may still make a loss even after selling the property. The risk of defaults by borrowers could increase as a result of a downturn in the general economy, an increase in unemployment, increases in general market interest rates, fixed or discounted mortgage rates coming to an end and many other factors. The risk of the Group making losses on repossessions could increase as a result of falling or static UK house prices or a decrease in the volume of

property transactions in the market. At 30 June 2008 the Group held 717 properties in possession with a total value of £122.0m, and during the 6 months to 30 June 2008 the Group recognised a charge of £74.6m in respect of estimated losses during the period on mortgage loans. There is also the risk that there may be increases in general incidents of financial crime, or specifically targeted incidents of crime against the Group, including valuer and solicitor fraud in new mortgage lending.

- The Group charges interest on its mortgage loans and pays interest and dividends on the capital and other funding which it uses in its business. Changes in market interest rates, or competition in the market, may adversely affect the interest rates which the Group is able to charge and also affect the cost of the Group's funding, and hence affect the Group's net income and profitability. During the 6 months to 30 June 2008 the Group made an average of 0.98% margin between interest earned and interest paid.

- The Group carries investments in the Balance Sheet at their fair value. The carrying values of the investments and the Group's reported profits could be affected by changes in values of investments, and during the 6 months to 30 June 2008 the Group recognised a charge of £64.8m in respect of estimated impairment of investments.

- The Group is subject to regulatory supervision, company and banking legislation, tax legislation and interpretation, and other regulations. Changes in any of these could result in changes to the Group's operations, the costs it faces, the products and services it offers, or the value of its assets. There is also the risk that the Group may fail to comply with legislative or regulatory requirements, or could be the subject of legal action by customers, suppliers or other parties, which could cause the Group to incur costs and reputational damage.

- Damage to the Group's reputation could reduce demand for the Group's lending and savings products. The Group's reputation could be damaged by adverse publicity regarding the Group's liquidity, customer service standards or other factors. The Group's customer satisfaction score for 2007 was 93%, as measured by surveys and other methods.

- The Group's business operations rely on many internal factors including the ability to implement and maintain effective systems to process the large number of transactions it enters into with customers, the accuracy and completeness of information about customers and counterparties, maintaining agreements with third parties for services provided and recruiting, and retaining and developing appropriate senior management and skilled personnel. Weaknesses in these personnel, services, systems and information could prevent the Group from operating its business effectively and efficiently, reducing profitability or in extreme cases preventing the Group from functioning.

- Failures in the banking system, including failures of other banks or of IT infrastructures, could adversely affect the whole banking sector, impacting the Group's ability to carry on its business.

Funding and liquidity risks

- The Group's business requires funding; this funding is used to advance mortgage loans to the Group's customers. There are two main types of risk arising as a result: funding risk and liquidity risk.

- Funding risk is the risk that the Group may not have sufficient funding to continue or to grow its business. Lack of sufficient funding could arise if net cash inflows from retail deposits or wholesale funding markets were less than anticipated, or redemptions of mortgages were slower than anticipated; any of these could leave the Group with insufficient funding to support the desired level of mortgage lending. The level of retail deposits flows is dependent on interest rates offered and customer sentiment. Wholesale funding could become less accessible due to market conditions or to changes in the Group's credit ratings, amongst other factors. As with all mortgage lenders, the majority of the Group's mortgage loans are long term, and although a large proportion of borrowers tend to repay their loans before the contractual maturity date they are not obliged to do so; loans may have contractual lives of as long as 25 years. At 30 June 2008 the Group had retail deposits of £22.2bn and wholesale funding of £26.6bn.

- Liquidity risk is the risk that the Group may need to make payments out but is unable to access sufficient cash at the right time to do so. To mitigate liquidity risk the Group has a policy of carrying high quality investments which are readily convertible into cash, at a level sufficient to cover several months' cash requirements during a period of severe stress.

Responsibility Statement of the Directors in Respect of the Interim Financial Report

We confirm that to the best of our knowledge:

- the condensed set of Financial Statements has been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU.

- the interim financial report includes a fair review of the information required by:

a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of Financial Statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last Annual Report that could do so.

The Directors who served during the 6 months to 30 June 2008 were as follows:

Rod Kent
Steven Crawshaw (resigned from the Board 31 May 2008)
Nicholas Cosh
Stephen Webster
Ian Cheshire
Robert Dickie (resigned 21 April 2008)
Louise Patten
Chris Willford
Roger Hattam
Mark Stevens
Michael Buckley

Signed on behalf of the Directors by

Rod Kent
Chairman

Chris Willford
Group Finance Director

28 August 2008

Shareholder Information

Shareholders' interests in shares at 30 June 2008*

Size of holding	Number of shareholders	%	Number of shares	%
1 - 250	831,084	88.99	205,875,256	33.33
251 - 500	78,117	8.36	31,322,880	5.07
501 - 1,000	13,993	1.50	10,243,613	1.66
1,001 - 5,000	9,023	0.97	18,778,954	3.04
5,001 - 10,000	823	0.10	6,007,635	0.97
10,001 - 100,000	596	0.06	16,734,541	2.71
100,001 - 200,000	71	0.01	10,069,366	1.63
200,001 - 500,000	70	0.01	23,579,466	3.82
500,001 - 1,000,000	42	0.00	28,959,415	4.69
1,000,001 - 5,000,000	41	0.00	85,635,226	13.86
5,000,001 and over	22	0.00	180,468,182	29.22
Total	**933,882**	**100**	**617,674,534**	**100**

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings.

At the close of business on 30 June 2008 the share price of Bradford & Bingley plc was 64.50p and the market capitalisation was £0.4bn.

A presentation of the Bradford & Bingley's 2008 Interim Results for investors and analysts will be given at 0930 hours on 29 August which will be broadcast live via the following web address:

www.bbg.co.uk

Contacts

Media Relations:

Tony McGarahan
Tel: +44 20 7067 5511
Mobile: 07501 500164
Email: tony.mcgarahan@bbg.co.uk

Nickie Aiken
Tel: +44 20 7067 5645
Email: nickie.aiken@bbg.co.uk

Matthew Newton, Finsbury
Tel: +44 20 7251 3801
Email: matthew.newton@finsbury.com

Investor Relations:

Katherine Conway
Tel: +44 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 1274 806341
Email: neil.vanham@bbg.co.uk

Bradford & Bingley

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN OR INTO ANY JURISDICTION WHERE SUCH ACTION WOULD BREACH ANY APPLICABLE LAW.

Bradford & Bingley plc

Total Voting Rights and Capital

29 August 2008

In accordance with DTR 5.6.1 of the FSA's Disclosure and Transparency Rules, Bradford & Bingley plc (the "Company") hereby announces that, as at today's date, the Company's issued share capital consists of 1,445,344,774 ordinary shares of 25p each. The voting rights of the ordinary shares are identical, with each ordinary share carrying the right to one vote. The Company holds no shares in Treasury.

Therefore the total number of voting rights in the Company's issued share capital is 1,445,344,774 and this figure may be used by shareholders as the denominator in order to determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Matthew Newton, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

RECEIVED
2008 SEP -9 A 8:22

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN OR INTO ANY JURISDICTION WHERE SUCH ACTION WOULD BREACH ANY APPLICABLE LAW.

Bradford & Bingley plc

PLACING OF THE RUMP

22 August 2008

Bradford & Bingley plc ("Bradford & Bingley" or the "Company") announced on 18 August 2008 that it had received valid acceptances in respect of 230,406,761 new ordinary shares (the "New Shares") pursuant to the 67 for 50 rights issue announced on 4 July 2008 (the "Rights Issue"), representing approximately 27.84% of the total number of New Shares.

The Company announces that the Underwriters have informed the Company that they are of the opinion that it is unlikely that any subscribers can be procured at a price per New Share which is at least equal to the Issue Price of 55 pence per New Share and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax) by 4:30 p.m. on 22 August 2008.

The Underwriters and sub-underwriters will be subscribing for the remaining 597,263,479 New Shares, representing approximately 72.16% of the total number of New Shares offered to Shareholders, at the Issue Price of 55 pence per New Share.

The Underwriters and other banks participating in the sub-underwriting have entered into a lock-up agreement under which they have agreed not to dispose of the 426,698,729 New Shares that they have agreed to subscribe for pursuant to their underwriting and sub-underwriting commitments, and not to do certain other related activities, for a period of 20 calendar days from and including 22 August 2008, subject to customary exemptions. The lock-up agreement will terminate in the event that the Company enters into an offer period (as defined in the City Code on Takeovers and Mergers).

Further information on the Rights Issue is available on the Company's website www.bbg.co.uk.

Enquiries

For further information please contact:

Bradford & Bingley plc

Investor Relations	Media Relations
Katherine Conway	Simon Moyse, Finsbury
+44 (0) 1274 554928	+44 (0) 20 7251 3801
Neil Vanham	Nickie Aiken, Press Office
+44 (0) 1274 806341	+44 (0) 20 7067 5645

Words and expressions defined in the Prospectus have the same meaning in this announcement unless the context so requires otherwise.

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS") are acting each exclusively for Bradford & Bingley and for no one else in connection with the matters described in this announcement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the matters described in this announcement and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

Citigroup Global Markets U.K. Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets U.K. Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

The distribution of this announcement and/or the prospectus and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Bradford & Bingley plc

RECEIVED

2008 SEP -9 A 8:23

Notification of Major Interests in Shares

We were notified on 19 August 2008 that Barclays PLC have a notifiable interest in 6.45% of the total voting rights in Bradford & Bingley plc (39,861,332 shares) following transactions undertaken on 15 August 2008. The full names of the shareholders are:-

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Ltd

19 August 2008
END

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 20 August 2008 that AXA S.A and its group of companies have a notifiable interest in 6.02% of the total voting rights in Bradford & Bingley plc (37,206,438 shares) following transactions undertaken on 17 August 2008. The full names of the shareholders are:

Sun Life Unit Assurance Ltd A/c X
AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Equity Income Fund
AXA UK Investment Co ICVC UK Growth Fund
AXA UK Investment Co ICVC UK Opportunities Fund
Sun Life Pensions Management Ltd
Sun life Pensions Management Ltd A/c
AXA General Unit Trust
Sun Life International (IOM) Ltd
Sun Life Pensions Management Ltd
Sun Life Unit Assurance Ltd LTAV UK Equity
Sun Life Unit Assurance Ltd FTSE All Share Tracker
Sun Life Pensions Management LTAV UK Equity
Sun Life Pensions Management
FTSE All Share Tracker
AXA Winterthur
Axa Sun Life With Profits Passive

20 August 2008
END

Bradford & Bingley plc

RECEIVED

2008 SEP -9 A 8:23

Notification of Major Interests in Shares

We were notified on 20 August 2008 that Barclays PLC have a notifiable interest in 7.42% of the total voting rights in Bradford & Bingley plc (45,807,019 shares) following transactions undertaken on 18 August 2008. The full names of the shareholders are:-

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Ltd

20 August 2008
END

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 20 August 2008 that HBOS plc have a notifiable interest in 5.004% of the total voting rights in Bradford & Bingley plc (30,910,823 shares) following transactions undertaken on 18 August 2008. The full name of the shareholder is Insight Investment Management (Global) Limited.

20 August 2008
END

20 August 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**August 2008**	**July 2008**
Outstanding current balance of mortgages	£11,183,164,367	£11,529,046,406
Number of mortgages	119,897	121,868
Average loan balance	£93,273	£94,603
Average LTV	60.28%	61.11%
Weighted average HPI LTV	71.99%	70.25%
Arrears:		
1 month +	3.32%	3.06%
3 months +	0.50%	2.00%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

RECEIVED
2008 SEP -9 A 8:23

18 August 2008

Bradford & Bingley Announces Appointment of New Chief Executive

The Board of Bradford & Bingley plc is delighted to announce that Richard Pym has agreed to join the Board as Chief Executive with immediate effect.

Richard Pym retired as Group Chief Executive of Alliance & Leicester plc (A&L) in July 2007. He joined A&L in 1992 as Group Finance Director, and became Managing Director of Retail Banking in 2001 and Chief Executive in 2002. He was responsible for fundamental changes in A&L's product and channel strategies, including the substantial development of internet capabilities.

He is currently an independent non-executive director of Old Mutual plc, the international asset management group and non-executive Chairman of BrightHouse Group Ltd, an investment of private equity firm Vision Capital. He is also non-executive Chairman of Halfords Group plc, the UK car parts, car accessories and cycle retailer, and will be standing down from this role in due course. He is a qualified Chartered Accountant.

Chairman of Bradford & Bingley, Rod Kent, said: "It has been a key priority for the Board to find a new Chief Executive, and we believe that Richard Pym is ideal for the role."

Richard Pym commented: "Bradford & Bingley has developed strong customer franchises in savings and lending and I am delighted to have been invited to lead the business. I look forward to working with the Board and executive team in building a successful future."

Pursuant to Listing Rule 9.6.13 (1), details of directorships held by Mr Pym in Publicly quoted companies during the past five years are set out below:

Halfords Group plc (current)
Old Mutual plc (current)
Alliance & Leicester plc (ceased 2007)
Selfridges plc (ceased 2003)

Bradford & Bingley also confirms that there are no matters relating to Mr Pym that would require disclosure under Listing Rules 9.6.13 (2) to (6). Mr Pym does not currently have any beneficial interests in Bradford & Bingley shares.

Notes to the Editors:

1. Bradford & Bingley is a leading provider of specialist residential mortgages all secured on property and a wide range of savings products through a network of 337 branches or branch-type agencies, by phone, post and on-line.

2. In June 2008 Steven Crawshaw, the previous Chief Executive, stepped down due to ill-health, and the non-executive Chairman, Rod Kent, became temporarily Executive Chairman.

3. Richard Pym's service contract will have 12 months notice on either side, with a minimum period of two years. His basic salary will be £750,000 p.a. He will participate in the company's existing Executive Incentive Plan (EIP), which is awarded on both business and individual performance. The EIP consists of two parts, a cash bonus and Deferred Shares and full details are set out in the Company's Report & Accounts. For the balance of 2008 and the first six months of 2009, he will be guaranteed a minimum cash award of 50% of salary for each of these periods, plus deferred shares equal to the value of the cash award. He will receive an initial one-off grant of share options at the current price to 2 times his basic salary.

ENDS

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928

Neil Vanham
+44 (0) 1274 806341

Public Relations
Matthew Newton, Finsbury
+44 (0) 20 7251 3801

Nickie Aiken
+44 (0) 20 7067 5645

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both i) and ii)

i) transactions notified in accordance with DTR3.1.4R(1)(a)

3) Name of person discharging managerial responsibility/director

1)Rod Kent
2)Nicholas Cosh
3)Michael Buckley
4)Ian Cheshire
5)Roger Hattam
6)Louise Patten
7)Mark Stevens
8)Stephen Webster
9)Chris Willford

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person

1)Rod Kent
2)Nicholas Cosh
3)Michael Buckley
4)Ian Cheshire
5)(i)Roger Hattam (ii) Connected Person - Mrs Sarah Hattam (iii) Connected Person - Master Matthew Hattam (iv) Connected Person - Master Daniel Hattam
6)(i) Louise Patten (ii) Joint Holding (Connected person Lord John Patten)
7)(i)Mark Stevens (ii) Connected Person - Mrs Nicola Stevens (iii)Connected Person - Master Thomas Stevens
8) Stephen Webster
9)(i)Chris Willford (ii) Connected Person - Mrs Julie Willford

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest

Persons referred to in 3. and 4. above

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 25p each

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them

1)Rod Kent - 350,000
2)Nicholas Cosh - 48,000
3)Michael Buckley - 34,000
4)Ian Cheshire - 7,378
5)(i)Roger Hattam - 19,593 (ii) Mrs Sarah Hattam - 58,785 (iii) Master Matthew Hattam - 250 (iv) Master Daniel Hattam - 250
6)(i) Louise Patten - 40,000 (ii) Joint Holding (Connected person Lord John Patten)- 7,500
7)(i)Mark Stevens - 0 (ii) Mrs Nicola Stevens - 44,928 (iii)Master Thomas Stevens - 250
8)Stephen Webster - 10,923
9)(i)Chris Willford - 65,000 (ii) Mrs Julie Willford - 250

8) State the nature of the transaction

a) Subscription for New Ordinary Shares of 25p each, fully paid, pursuant to the exercise of rights.

b) Adjustment to the holdings of Ordinary Shares of 25p each held under the Executive Incentive Plan 2004 ("EIP"). The terms and conditions of the EIP authorise the Trustees of the EIP to sell sufficient Nil Paid Rights in order to allow the Trustees to subscribe for the remaining Nil Paid Rights and for the resulting New Shares to be allocated to the participants in the EIP.

c) Adjustment to the holdings of Ordinary Shares of 25p each held under the Executive Incentive Scheme("EIS"). The terms and conditions of the EIS authorise the Trustees of the EIS to sell sufficient Nil Paid Rights in order to allow the Trustees to subscribe for the remaining Nil Paid Rights and for the resulting New Shares to be allocated to the participants in the EIS.

9) Number of shares, debentures or financial instruments relating to shares acquired

a) Subscription for New Ordinary shares of 25p each, fully paid, pursuant to the exercise of rights:

1)Rod Kent - 469,000
2)Nicholas Cosh - 64,320
3)Michael Buckley - 45,560
4)Ian Cheshire - 9,886
5)(i)Roger Hattam - 26,254 (ii) Mrs Sarah Hattam - 78,771 (iii) Master Matthew Hattam - 335 (iv) Master Daniel Hattam - 335
6)(i) Louise Patten - 53,600 (ii) Joint Holding (Connected person Lord John Patten)- 10,050
7)(i)Mark Stevens - N/A (ii) Mrs Nicola Stevens - 60,203 (iii)Master Thomas Stevens - 335
8)Stephen Webster - 14,636
9)(i)Chris Willford - 87,100 (ii) Mrs Julie Willford - 335

b) Adjustment to the holdings of Ordinary Shares of 25p each held under the EIP:

1)Rod Kent - N/A
2)Nicholas Cosh - N/A
3)Michael Buckley - N/A
4)Ian Cheshire - N/A
5)Roger Hattam - 6,122
6)Louise Patten - N/A
7)Mark Stevens - 6,122

8)Stephen Webster - N/A
9)Chris Willford - 8,403

c) Adjustment to the holdings of Ordinary Shares of 25p each held under the EIS:

1)Rod Kent - N/A
2)Nicholas Cosh - N/A
3)Michael Buckley - N/A
4)Ian Cheshire - N/A
5)Roger Hattam - 9,515
6)Louise Patten - N/A
7)Mark Stevens - 9,515
8)Stephen Webster - N/A
9)Chris Willford - 12,975

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1) de minimis
2) de minimis
3) de minimis
4) de minimis
5)(i)de minimis (ii) de minimis (iii) de minimis (iv) de minimis
6)(i)de minimis (ii) de minimis
7)(i)de minimis (ii) de minimis (iii)de minimis
8) de minimis
9)(i)de minimis (ii) de minimis

11) Number of shares, debentures or financial instruments relating to shares disposed

N/A

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13) Price per share or value of transaction

Subscription price - 55p per share

14) Date and place of transaction

15 August 2008, London

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

All holdings are Ordinary 25p Shares, fully paid.

1)Rod Kent - 819,000 (de minimis)
2)Nicholas Cosh - 112,320 (de minimis)
3)Michael Buckley - 79,560 (de minimis)
4)Ian Cheshire - 17,264 (de minimis)
5)Roger Hattam - 184,573 (de minimis)
6)Louise Patten - 111,150 (de minimis)
7 Mark Stevens - 105,716 (de minimis)
8)Stephen Webster - 25,559 (de minimis)
9)Chris Willford - 152,685 (de minimis)

16) Date issuer informed of transaction

15 August 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant

18) Period during which or date on which it can be exercised

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved (class and number)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Gornall 01274 806106

25) Name and signature of authorised company official responsible for making this notification

John Gornall
Deputy Company Secretary

Date of Notification 18th August 2008

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN OR INTO ANY JURISDICTION WHERE SUCH ACTION WOULD BREACH ANY APPLICABLE LAW.

Bradford & Bingley plc

Results of Rights Issue

18 August 2008

Bradford & Bingley plc ("Bradford & Bingley" or the "Company") announces that, as at 11:00am on 15 August 2008, being the latest date for receipt of valid subscriptions, it had received valid acceptances in respect of 230,406,761 new ordinary shares (the "New Shares"), representing approximately 27.84% of the total number of New Shares offered to shareholders pursuant to the 67 for 50 rights issue announced on 4 July 2008 (the "Rights Issue").

The Underwriters have agreed in accordance with the terms of the underwriting arrangements and subject to the following paragraph to endeavour to procure subscribers for the remaining 597,263,479 New Shares, for which valid acceptances were not received, until 4:30 p.m. on 22 August 2008 (the "Placing"). Each of the Underwriters and sub-underwriters and their respective affiliates may participate in the Placing.

Notwithstanding the above, the Underwriters will not be obliged to endeavour to procure subscribers for all or some of the New Shares in the Placing if in their opinion it is unlikely that any such subscribers can be procured at a price per New Share which is at least equal to the aggregate of the Issue Price of 55 pence per New Share and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax) in which case the Underwriters and the sub-underwriters will subscribe for the remaining New Shares (then unsubscribed) themselves.

There has been no material change in the current trading and outlook of the Company since the Company released its trading statement in respect of the first four months of 2008 on 2 June 2008. As previously announced, the Company will release its interim results of the six months ended 30 June 2008 on 29 August 2008.

Further information on the Rights Issue is available on the Company's website www.bbg.co.uk.

For further information please contact:

Bradford & Bingley plc

Investor Relations	Media Relations
Katherine Conway	Matthew Newton, Finsbury
+44 (0) 1274 554928	+44 (0) 20 7251 3801
Neil Vanham	Nickie Aiken, Press Office
+44 (0) 1274 806341	+44 (0) 20 7067 5645

RECEIVED

Words and expressions defined in the Prospectus have the same meaning in this announcement unless the context so requires otherwise.

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS") are acting each exclusively for Bradford & Bingley and for no one else in connection with the matters described in this announcement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the matters described in this announcement and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

Citigroup Global Markets U.K. Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets U.K. Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any new shares referred to in this announcement except on the basis of the information contained in the prospectus. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 15 August 2008 that Barclays PLC reduced their interest in the total voting rights of Bradford & Bingley Plc from 5% to below the reportable threshold following transactions undertaken on 14 August 2008.

15 August 2008
END

RECEIVED
2008 SEP -9 A 8:23

Aire Valley Financing (No. 2) plc
(the "Company")

£892,500,000 Class A Mortgage Backed Floating Rate Notes due December 2031 (XS0118669307);
£57,500,000 Class B Mortgage Backed Floating Rate Notes due December 2031 (XS0118671204);
£50,000,000 Class C Mortgage Backed Floating Rate Notes due December 2031 (XS0118671543);
(together, the "Notes")

The Company hereby gives notice to the holders of the Notes in accordance with the terms and conditions of the Notes of its intention to redeem on 15 September 2008 the entire principal amount outstanding of the Notes which, as at 15 June 2008, stood at £286,824,302.67.

14 August 2008

Aire Valley Financing (No. 2) plc
PO Box 88 Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

End

Bradford & Bingley

RECEIVED

2008 SEP -9 A 8:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bradford & Bingley plc

07 August 2008

Publication of Pillar 3 Disclosures

Bradford & Bingley has today published its Pillar 3 Disclosures under the Basel II Capital Requirements Directive for the year ended 31 December 2007 on its website at the following link www.bbg.co.uk/ir/fininfo/pillar/

END

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 8 August 2008 that Barclays PLC have a notifiable interest in 5.02% of the total voting rights in Bradford & Bingley plc (30,989,402 shares) following transactions undertaken on 7 August 2008. The full names of the shareholders are:-

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Ltd

8 August 2008
END

RECEIVED
2008 SEP -9 A 8:43

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 30 July that Barclays PLC reduced their interest in the total voting rights of Bradford & Bingley Plc from 5% to below the reportable threshhold following transactions undertaken on 29 July 2008.

31 July 2008
END

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 29 July that Barclays PLC have a notifiable interest in 5.00% of the total voting rights in Bradford & Bingley plc (30,880,308 shares) following transactions undertaken on 28 July 2008. The full names of the shareholders are:-

Barclays Bank Trust Company Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Ltd

30 July 2008
END

21 July 2008

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited, Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**July 2008**	**June 2008**
Outstanding current balance of mortgages	£13,025,030,831	£13,115,833,732
Number of mortgages	103,426	104,270
Average loan balance	£125,936	£125,787
Weighted average current LTV	78.20%	78.19%
Arrears:		
1 month +	2.47%	2.39%
3 months +	1.22%	1.14%
12 months +	0.12%	0.09%
Repossessions	0.12%	0.12%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

18 July 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**July 2008**	**June 2008**
Outstanding current balance of mortgages	£11,529,046,406	£11,612,567,276
Number of mortgages	121,868	121,141
Average loan balance	£94,603	£95,075
Average LTV	61.11%	61.48%
Weighted average HPI LTV	70.25%	70.11%
Arrears:		
1 month +	3.06%	3.05%
3 months +	2.00%	1.78%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN OR INTO ANY JURISDICTION WHERE SUCH ACTION WOULD BREACH ANY APPLICABLE LAW

RECEIVED
2008 SEP -9 A 8:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bradford & Bingley plc

RESULT OF GENERAL MEETING

17 July 2008

Bradford & Bingley plc ("Bradford & Bingley" or the "Company") announces that, at the extraordinary general meeting ("EGM") held earlier today, the following resolutions were passed as ordinary resolutions by way of a show of hands of the shareholders present.

Resolution 1 (as amended): To increase the Company's authorised share capital and to grant the Directors authority to allot ordinary shares in connection with the proposed rights issue.

Resolution 5: To increase the Company's authorised share capital in addition to and separate from the increase authorised in resolution 1; to authorise the capitalisation of the Company's share premium account in order to allow the issue of new ordinary shares in lieu of paying the 2008 interim dividend; and to grant the Directors authority to allot new ordinary shares in connection with the proposed capitalisation issue.

Resolutions 2, 3 and 4 were, with the consent of the shareholders present, not put to the EGM.

Bradford & Bingley EGM result of proxy voting:

	Number of shares for which proxies appointed	For	Against	Withheld
Resolution 1	240,119,256	223,776,317	7,013,552	9,324,637
Resolution 5	240,008,202	204,270,309	29,183,387	6,548,881

Copies of the resolutions passed at the EGM will also be available for inspection shortly at the UK Listing Authority's Document Viewing Facility, situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Rod Kent, Executive Chairman, said:

"We're pleased that our shareholders have voted in favour of the enlarged rights issue today, the proceeds of which will strengthen our capital base, ensuring we remain one of the better capitalised banks in the UK."

END

Further information

Further information on the rights issue is available on the Company's website www.bbg.co.uk.

Contacts:

Investor Relations

Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations

Matthew Newton, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

It is expected that admission of the Nil Paid Rights and the Fully Paid Rights to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that dealings will commence in the Nil Paid Rights and the Fully Paid Rights by no later than 8.00 a.m. on 18 July 2008 in relation to Nil Paid Rights and by no later than 8.00 a.m. on 18 August 2008 in relation to Fully Paid Rights. It is expected that Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders (other than, subject to certain limited exceptions, those Qualifying CREST Shareholders who have registered addresses in the United States, Canada, Australia, Japan or South Africa) and enabled in CREST at, or as soon as practicable after, 8.00 a.m. on 18 July 2008. It is expected that Provisional Allotment Letters in respect of entitlements to New Shares pursuant to the Rights Issue will be posted later today to Qualifying Non-CREST Shareholders (other than, subject to certain limited exceptions, those Qualifying Non-CREST Shareholders who have registered addresses in the United States, Canada, Australia, Japan, or South Africa). It is expected that Nominee Allotment Letters in respect of entitlements to New Shares pursuant to the Rights Issue will be posted later today to Nominee Shareholders. The latest time and date for acceptance and payment in full under the Rights Issue is 11.00 a.m. on 13 August 2008 in relation to Nominee Shareholders and 11.00 a.m. on 15 August 2008 in relation to Qualifying CREST and Qualifying Non-CREST Shareholders.

This announcement shall not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, any New Shares or entitlements to New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus dated 24 June 2008, the Supplementary Prospectus dated 11 July 2008 and any supplement thereto.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any Nil Paid Rights, Fully Paid Rights or New Shares issued in connection with the Rights Issue except on the basis of the information contained in the Prospectus and the Supplementary Prospectus.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of Canada, Australia, Japan, South Africa or any jurisdiction where to do so would breach any applicable law. Subject to certain exceptions, the New Shares may not be offered or sold in the United States, Canada, Australia, Japan, South Africa or any jurisdiction where to do so would breach any applicable law, or to or for the benefit of

any national, resident or citizen of the United States, Canada, Australia, Japan, South Africa or any jurisdiction where to do so would breach any applicable law.

Neither the content of Bradford & Bingley plc's website nor any website accessible by hyperlinks on Bradford & Bingley plc's website is incorporated in, or forms part of, this announcement.

Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited, and UBS Limited are each acting exclusively for Bradford & Bingley and for no one else in relation to the proposed Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Rights Issue and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed Rights Issue, or any other matters referred to in this announcement.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

END